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Exhibit 99.1

Notice of Annual and Special Meeting
of Shareholders
Thursday, April 30, 2009

Management Proxy Circular

AGNICO-EAGLE MINES LIMITED
Suite 400
145 King Street East
Toronto, Ontario
M5C 2Y7

NOTICE OF 2009 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Thursday, April 30, 2009
Time:	11:00 a.m. (Toronto time)
Place:	Vanity Ballroom, Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario
Business of the Meeting:	1.	Receipt of the financial statements of Agnico-Eagle for the year ended December 31, 2008 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of, and if deemed advisable, the passing of an ordinary resolution approving an amendment to Agnico-Eagle's Employee Share Purchase Plan;
	5.	Consideration of, and if deemed advisable, the passing of an ordinary resolution approving an amendment to Agnico-Eagle's Stock Option Plan;
	6.	Consideration of, and if deemed advisable, the passing of an ordinary resolution confirming amendments to the Amended and Restated By-Laws of the Company; and
	7.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders.
By order of the Board of Directors
R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary March 25, 2009

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

MANAGEMENT PROXY CIRCULAR

        This Management Proxy Circular is provided in connection with the solicitation by the management of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") of proxies for the use at its Annual and Special Meeting of Shareholders. Unless otherwise stated, all information in this Circular is given as of March 25, 2009 and all dollar amounts are stated in Canadian dollars.

SECTION 1: VOTING INFORMATION

Who is soliciting my proxy?

        The management of Agnico-Eagle Mines Limited is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  election of directors (page 4);

  •
  appointment of Ernst & Young LLP as the Company's auditors (page 9);

  •
  amending the Employee Share Purchase Plan (page 9);

  •
  amending the Stock Option Plan (page 10);

  •
  confirming the Amended and Restated By-Laws of the Company (page 11); and

  •
  other business brought before the meeting if any other matter is put to a vote.

What else will happen at the meeting?

        The financial statements for the year ended December 31, 2008 together with the auditors' report on these statements will be presented at the meeting.

How will these matters be decided at the meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for every common share of the Company you own at the close of business on March 24, 2009, the record date for the meeting. To vote shares that you acquired after the record date, you must, no later than the commencement of the meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred.

How many shares are eligible to vote?

        At the close of business on March 25, 2009 there were 155,402,618 common shares of the Company outstanding. Each common share held at that date entitles you to one vote. To the knowledge of the directors and senior officers of the Company, no person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by proxy, as explained below. If your shares are registered in the name of an intermediary, such as a bank, trust company or securities broker, please see the instructions below under the heading "How can a non-registered shareholder vote?"

Voting by proxy

        In addition to voting in person at the meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Depositary"). You may

also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the meeting by inserting the person's name in the blank space provided in the proxy, striking out the other names and returning the proxy no later than 48 hours prior to the commencement of the meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Holder Account Number and Proxy Access Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your shares for any matter put to a vote at the meeting and on any ballot, and your shares will be voted accordingly. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares in the following manner:

  (i)
  for the election of management's nominees as directors;

  (ii)
  for the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  for the proposed amendment to the Company's Employee Share Purchase Plan;

  (iv)
  for the proposed amendment to the Company's Stock Option Plan;

  (v)
  for the confirmation of the Amended and Restated By-Laws of the Company; and

  (vi)
  for management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to Agnico-Eagle's address (as listed in this Circular) before the last business day preceding the day of the meeting or to the Chairman of the meeting on the day of the meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a trust corporation, securities broker or other financial institution. Each intermediary has its own procedures which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the meeting. If you are a non-registered shareholder, you should have received this Circular, together with the proxy from your intermediary. To vote in person at the meeting, follow the instructions set out on the form of proxy, appoint yourself a proxyholder, and return the form of proxy to the Depositary. Do not otherwise complete the proxy or voting instruction form sent to you as you will be voting at the meeting.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of Agnico-Eagle provide for a minimum of five and a maximum of twelve directors. By special resolution of the shareholders of Agnico-Eagle approved at the annual and special meeting of Agnico-Eagle held on June 27, 1996 the shareholders authorized the board of directors of the Company (the "Board of Directors" or the "Board") to determine the number of directors within that minimum and maximum. The number of directors to be elected is twelve as determined by the Board of Directors by resolution passed on June 17, 2008. The names of the proposed nominees for election as directors are listed below. Each director will hold office until the next annual meeting of shareholders of Agnico-Eagle or until their successors are elected or appointed or the position is vacated.

        Effective as of February 21, 2007, the Board of Directors discontinued the mandatory retirement policy for directors based solely on age. Due in part to the Company's practice of conducting annual Board of Directors, committee and individual director evaluations, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually.

Majority Voting Policy

        As part of its ongoing review of corporate governance practices, on February 20, 2008 the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chairman of the Board of Directors promptly following the shareholders' meeting. The Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. In considering whether or not to accept the resignation, the Corporate Governance Committee will consider all factors deemed relevant by members of such Committee. The Corporate Governance Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board of Directors. The Board of Directors will make its final decision and announce it in a press release within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of Agnico-Eagle unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership amounts presented in the table reflect ownership of common shares, options to purchase common shares ("Options") under the Company's Stock Option Plan (as described below) and warrants to purchase common shares ("Warrants") as of March 25, 2009. The common share ownership amounts set out below do not include common shares underlying immediately exercisable Options or Warrants.

Nominee	Committee Memberships	Share Holdings

Dr. Leanne M. Baker, 56, of Sebastopol, California, is an independent director of Agnico-Eagle. Dr. Baker is Managing Director of Investor Resources LLC, consulting to companies in the mining and financial services industries, and is a registered representative with U.S. broker dealer Puplava Securities, Inc., a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics). Dr. Baker has been a director of Agnico-Eagle since January 1, 2003, and is also a director of Reunion Gold Corporation (a mining exploration company traded on the TSX Venture Exchange) and U.S. Gold Corporation and Kimber Resources Inc. (mining exploration companies traded on the American Stock Exchange and the Toronto Stock Exchange (the "TSX")).	Chair of the Compensation Committee and Member of the Audit Committee	4,000 common shares 71,500 Options 250 Warrants

Douglas R. Beaumont, P.Eng., 76, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Beaumont, now retired, is a former Senior Vice-President, Process Technology with SNC Lavalin. Prior to that, he was Executive Vice-President of Kilborn Engineering and Construction. Mr. Beaumont is a graduate of Queen's University (B.Sc.). Mr. Beaumont has been a director of Agnico-Eagle since February 25, 1997.	Chair of the Corporate Governance Committee and Member of the Compensation Committee	7,167 common shares 86,000 Options

Sean Boyd, CA, 50, of Newmarket, Ontario, is the Vice-Chairman and Chief Executive Officer and a director of Agnico-Eagle. Mr. Boyd has been with Agnico-Eagle since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in December 2005, Mr. Boyd served as President and Chief Executive Officer from 1998 to 2005, Vice-President and Chief Financial Officer from 1996 to 1998, Treasurer and Chief Financial Officer from 1990 to 1996, Secretary Treasurer during a portion of 1990 and Comptroller from 1985 to 1990. Prior to joining Agnico-Eagle in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young). Mr. Boyd is a graduate of the University of Toronto (B.Comm.). Mr. Boyd has been a director of Agnico-Eagle since April 14, 1998, and is also a director and member of the Audit Committee of the World Gold Council and a member of the Board of Governors of St. Francis Xavier University.		192,015 common shares 590,000 Options 8,000 Warrants

Clifford J. Davis, P. Eng., 66, of Kemble, Ontario, is an independent director of Agnico-Eagle. Mr. Davis is a mining industry veteran, who is currently on the board of directors of New Gold Inc. and formerly a member of the senior management teams of Gabriel Resources Ltd. and TVX Gold Inc. and of the boards of directors of TVX Gold Inc., Rio Narcea Gold Mines Ltd. and Tiberon Minerals Ltd. Mr. Davis is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc., Mining Engineering). He was appointed as a director of Agnico-Eagle on June 17, 2008.	Member of the Compensation Committee and of the Health, Safety and Environment Committee	2,900 common shares 11,200 Options 800 Warrants

David Garofalo, CA, ICD.D, 43, of Richmond Hill, Ontario, is the Senior Vice-President, Finance and Chief Financial Officer and a director of Agnico-Eagle. Mr. Garofalo has been with the company since 1998. Before joining Agnico-Eagle, Mr. Garofalo served as Treasurer of Inmet Mining Corporation, an international mining company. Mr. Garofalo serves on the board of directors and Audit and Corporate Governance Committees of Stornoway Diamond Corporation. Mr. Garofalo is a graduate of the University of Toronto (B.Comm.) and a Chartered Accountant. He was appointed as a director of Agnico-Eagle on June 17, 2008.		26,191 common shares 225,000 Options 1,500 Warrants

Bernard Kraft, CA, 78, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Kraft is recognized as a Designated Specialist in Investigative and Forensic Accounting by the Canadian Institute of Chartered Accountants. Mr. Kraft is a retired senior partner of the Toronto accounting firm Kraft, Berger LLP, Chartered Accountants and now serves as a consultant to that firm. He is also a principal in Kraft Yabrov Valuations Inc. Mr. Kraft is a member of the Canadian Institute of Chartered Business Valuators, the Association of Certified Fraud Examiners and the American Society of Appraisers. Mr. Kraft has been a director of Agnico-Eagle since March 12, 1992, and is also a director of Canadian Shield Resources Inc. (a mining exploration company traded on the TSX Venture Exchange), St. Andrews Goldfields Limited (a mining exploration company listed on the TSX) and Kaboose Inc. (an online media company listed on the TSX).	Member of the Audit Committee and of the Corporate Governance Committee	5,156 common shares 44,000 Options

Mel Leiderman, CA, TEP, ICD.D, 56, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Leiderman is the managing partner of the Toronto accounting firm Lipton, Wiseman, Altbaum & Partners LLP. Mr. Leiderman is a graduate of the University of Windsor (B.A.). He has been a director of Agnico-Eagle since January 1, 2003.	Chair of the Audit Committee and Member of the Compensation Committee	3,500 common shares 49,000 Options

James D. Nasso, ICD.D, 75, of Toronto, Ontario, is Chairman of the Board of Directors and an independent director of Agnico-Eagle. Mr. Nasso, now retired, founded and was the President of Unilac Limited, a manufacturer of infant formula, for 35 years. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.). Mr. Nasso has been a director of Agnico-Eagle since June 27, 1986.	Member of the Audit Committee, the Health, Safety and Environment Committee and the Corporate Governance Committee	18,189 common shares 95,875 Options

J. Merfyn Roberts, CA, 59, of London, England, is an independent director of Agnico-Eagle. Mr. Roberts has been a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. He sits on the boards of directors of several resource companies, including Eastern Platinum Limited and Emerald Energy plc. Mr. Roberts is a graduate of Liverpool University, UK (B.Sc., Geology) and Oxford University, UK (M.Sc., Geochemistry). He was appointed as a director of Agnico-Eagle on June 17, 2008.	Member of the Audit Committee and the Corporate Governance Committee	1,000 common shares 11,200 Options 500 Warrants

Eberhard Scherkus, P. Eng., 57, of Oakville, Ontario, is the President and Chief Operating Officer and a director of Agnico-Eagle. Mr. Scherkus has been with Agnico-Eagle since 1985. Prior to his appointment as President and Chief Operating Officer in December 2005, Mr. Scherkus served as Executive Vice-President and Chief Operating Officer from 1998 to 2005, Vice-President, Operations from 1996 to 1998 and as a manager of Agnico-Eagle LaRonde Division from 1986 to 1996. Mr. Scherkus is a graduate of McGill University (B.Sc.). Mr. Scherkus was appointed as a director of Agnico-Eagle on January 17, 2005.	Member of the Health, Safety and Environment Committee	100,968 common shares 450,000 Options 5,000 Warrants

Howard R. Stockford, P.Eng., 67, of Toronto, Ontario, is an independent director of Agnico-Eagle. Mr. Stockford is a retired mining executive. From 1989 until his retirement at the end of 2004, he was Executive Vice-President of Aur Resources Inc. ("Aur"), a mining company that was traded on the TSX. He was a director of Aur from 1984 until August 2007, when Aur was taken over by Teck Cominco Limited. From 1983 to 1989, Mr. Stockford was Vice-President of Aur. Mr. Stockford is a member of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") and has previously served as Chairman of both the Winnipeg and Toronto branches of the CIM and as President of the CIM national body. Mr. Stockford is also a member of the Prospectors and Developers Association of Canada, the Geological Association of Canada and the Society of Economic Geologists. Mr. Stockford is a graduate of the Royal School of Mines, Imperial College, London University (B.Sc.). Mr. Stockford has been a director of Agnico-Eagle since May 6, 2005, and is also a director of both Nuinsco Resources Limited ("Nuinsco") and Victory Nickel Inc., which was spun off from Nuinsco effective as of February 1, 2007.	Chairman of the Health, Safety and Environment Committee and Member of the Compensation Committee	5,568 common shares 56,500 Options

Pertti Voutilainen, M.Sc., M.Eng., 67, of Espoo, Finland, is an independent director of Agnico-Eagle. Mr. Voutilainen is a mining industry veteran. Most recently, he was the Chairman of the board of directors of Riddarhyttan Resources AB. Previously, Mr. Voutilainen was Chairman of the board of directors and Chief Executive Officer of Kansallis Banking Group and President after its merger with Union Bank of Finland until his retirement in 2000. He was also employed by Outokumpu Corp., Finland's largest mining and metals company, for 26 years, including as Chief Executive Officer for 11 years. During the last five years, Mr. Voutilainen has served as a director on the board of directors of each of Metso Oyj (Chairman), Viola Systems Oy (Chairman), Innopoli Oy (Chairman) and Fingrid Oyj. Mr. Voutilainen holds the honorary title of Mining Counselor (Bergsrad), which was awarded to him by the President of the Republic of Finland in 2003. Mr. Voutilainen is a graduate of Helsinki University of Technology (M.Sc.), Helsinki University of Business Administration (M.Sc.) and Pennsylvania State University (M. Eng.). He has been a director of Agnico-Eagle since December 13, 2005.	Member of the Health, Safety and Environment Committee and of the Corporate Governance Committee	9,000 common shares 68,500 Options

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as Agnico-Eagle's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as Agnico-Eagle's auditors. Representatives of Ernst & Young LLP are expected to be present at the meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became Agnico-Eagle's auditors in 1983. Fees paid to Ernst & Young LLP for 2008 and 2007 are set out below.

	Year ended December 31, 2008	Year ended December 31, 2007
	($ thousands)	($ thousands)
Audit fees	1,815	1,451
Audit related fees	35	241
Tax consulting fees	721	705
All other fees	70	42

	2,641	2,439

        Audit fees were paid for professional services rendered by the auditors for the audit of Agnico-Eagle's annual financial statements and related statutory and regulatory filings and for the quarterly review of Agnico-Eagle's interim financial statements. Audit fees also include prospectus related fees for professional services rendered by the auditors in connection with equity financings by Agnico-Eagle during 2008. These services consisted of the audit or review, as required, of financial statements included in the prospectuses, reviewing documents filed with securities regulatory authorities, correspondence with securities regulatory authorities and all other services required by regulatory authorities in connection with the filing of these documents.

        Audit related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns, assistance with eligibility of expenditures under the Canadian flow-through share tax regime and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the fees listed above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2008 have been mailed to Agnico-Eagle shareholders with this Circular.

Amendments to Employee Share Purchase Plan

        The Company's Employee Share Purchase Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation which is tied to increases in the market value of the

Company's common shares. Details on the Employee Share Purchase Plan can be found on page 20 of this Circular.

        The Board of Directors has determined that it would be advisable to amend the Employee Share Purchase Plan to: (a) clarify and adopt a provision limiting the Company's matching contribution to "no more" than 50% of any participant's contributions; (b) remove non-executive directors from the categories of eligible participants; and (c) expressly provide that the participant and Company participation limits cannot be amended without shareholder approval.

        At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix B) to approve the above amendments to the Employee Share Purchase Plan. A copy of the Employee Share Purchase Plan which has been amended and restated to reflect the proposed amendments is attached to this Circular as Appendix C.

        The TSX requires that this resolution amending the Employee Share Purchase Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares for the proposed amendment to the Company's Employee Share Purchase Plan.

Amendments to Stock Option Plan

        The Company's Stock Option Plan provides participants with an incentive to enhance shareholder value by providing a form of compensation which is tied to increases in the market value of the Company's common shares. Details on the Stock Option Plan can be found on page 18 of this Circular.

        The Board of Directors has determined that it would be advisable to amend the Stock Option Plan to limit non-executive director participation in the Stock Option Plan to the lesser of: (a) a reserve of 1% of the common shares outstanding at any given point in time; and (b) an annual equity award value of $100,000 per non-executive director.

        Additionally, the Stock Option Plan provides that, subject to any required approval of any stock exchange or other authority, the Board of Directors may amend or revise the terms of the Stock Option Plan or discontinue the Stock Option Plan.

        Under this general amendment provision, the Board of Directors may amend the Stock Option Plan without seeking shareholder approval with respect to, for example, the following matters:

  (a)
  amendments of a "housekeeping" nature including any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan;

  (b)
  amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

  (c)
  amendments respecting administration of the Stock Option Plan;

  (d)
  any amendment to the vesting provisions of the Stock Option Plan or any Option;

  (e)
  any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;

  (f)
  the addition or modification of a cashless exercise feature, payable in cash or common shares of the Company, which provides for a full deduction of the number of underlying common shares from the Stock Option Plan reserve;

  (g)
  amendments necessary to suspend or terminate the Stock Option Plan; and

  (h)
  any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

        The amendment provisions in section 12 of the Stock Option Plan currently provide that the Board of Directors may not amend the Stock Option Plan to:

  (a)
  increase the maximum number of Shares reserved for issuance under the Stock Option Plan;

  (b)
  reduce the exercise price for Options;

  (c)
  extend the term of the Option held by insiders of the Company;

  (d)
  increase any limit on grants of Options to insiders set out in the Stock Option Plan; or

  (e)
  amend section 7(e) or the definitions of "Eligible Assignee", "Eligible Corporation", "Eligible Family Trust" or "Eligible Person".

        The Board of Directors has determined that it would be advisable to amend the Stock Option Plan to specify that shareholder approval would also be required for any amendment to the provisions dealing with the participation limits for non-executive directors, discussed above, as well as for any amendments to the amending provisions of the Stock Option Plan.

        Further, the Board of Directors has determined that it would be advisable to amend the Stock Option Plan to specify what amendments to the Stock Option Plan the Board of Directors may make without seeking shareholder approval, under the general amendment provision described above.

        The Board of Directors has also determined that it would be advisable to amend the Stock Option Plan to amend the definition of "outstanding issue". Previously, the definition of outstanding issue referred to the definition as used in the TSX Company Manual (the "Manual"). Since the Stock Option Plan was passed, the Manual has been amended, and no longer includes a definition of outstanding issue. The proposed definition is similar to the previous definition contained in the Manual.

        At the meeting, shareholders will be asked to consider an ordinary resolution (attached to this Circular as Appendix D) to approve the above amendments to the Stock Option Plan. If the resolution is approved, the noted participation limits in any given year for non-executive directors will be imposed and the Board of Directors will be restricted from amending such provisions of the Stock Option Plan without shareholder approval.

        A copy of the Stock Option Plan which has been amended and restated to reflect the proposed amendments is attached to this Circular as Appendix E.

        The TSX requires that the resolution amending the Stock Option Plan be passed by the affirmative vote of at least a majority of the votes cast, by proxy or in person. In addition to shareholder approval, the proposed amendments are subject to regulatory approval. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares for the proposed amendment to the Company's Stock Option Plan.

Confirmation of Amended and Restated By-Laws

        As part of its ongoing review of its corporate governance practices, the Board of Directors amended the By-Laws of the Company on March 5, 2008 to make certain amendments considered appropriate to reflect what the Board of Directors believes to be enhanced corporate governance practices. These changes include: (a) increasing the quorum requirements at shareholders' meetings from two persons holding 10% of the eligible vote to two persons holding at least 25% of the eligible vote; (b) increasing the quorum at directors' meetings from two-fifths of the number of directors to at least 50% of the number or directors; and (c) removing the casting vote of the Chair at directors' and shareholders' meetings.

        The proposed amendments to the Company's By-Laws are set out in detail in the ordinary resolution (attached to this Circular as Appendix F) that the shareholders will be asked to consider for confirmation at the meeting. A copy of the Company's By-Laws which have been amended and restated to reflect the proposed amendments is attached to this Circular as Appendix G.

        The Business Corporations Act (Ontario) requires that any amendment made to the by-laws of a corporation be submitted to the next meeting of shareholders for confirmation by an ordinary resolution of the majority of the shareholders. If an amendment to the by-laws of a corporation is not approved by the majority of the shareholders, the amendment ceases to be effective. If you do not indicate how you want your shares to be voted, the persons named in the proxy intend to vote your shares for the confirmation of the Amended and Restated By-Laws of the Company.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Compensation Discussion & Analysis

Compensation Program Philosophy

        The officers of Agnico-Eagle have a significant influence on corporate performance and creating shareholder value. With this in mind, Agnico-Eagle's philosophy regarding compensation is that it must:

  •
  be competitive in order to attract and retain employees with the skills and commitment needed to lead and grow Agnico-Eagle's business;

  •
  provide a strong incentive to achieve Agnico-Eagle's goals; and

  •
  ensure that interests of management and Agnico-Eagle's shareholders are aligned.

Elements of Compensation

        The compensation paid to Agnico-Eagle's officers has four components:

  •
  base salary and benefits;

  •
  annual incentive compensation (bonuses);

  •
  long-term incentive compensation in the form of stock options and participation in the Employee Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits.

        The Compensation Committee retained Mercer (Canada) Limited ("Mercer") to provide consulting services on the Company's executive and director compensation. During the year ended December 31, 2008, Agnico-Eagle paid a total of $17,910 to Mercer for consulting fees relating to executive compensation ($12,985) and director compensation ($4,925).

        The Compensation Committee reviews each component of compensation for each officer and makes compensation recommendations to the Board of Directors. In its evaluation of each officer, the Compensation Committee considers, among other things, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman and Chief Executive Officer for each officer other than the Vice-Chairman and Chief Executive Officer and an evaluation prepared by the Chairman for the Vice-Chairman and Chief Executive Officer. The Board of Directors reviews the recommendations and gives final approval on compensation of Agnico-Eagle's officers. The Board of Directors has complete discretion over the amount and composition of each officer's compensation.

Base Salary

        Base salary is the principal component of an executive officer's compensation package and it is an important component of the compensation strategy for the executives of Agnico-Eagle. Agnico-Eagle is continuing to experience rapid growth in production, reserves, operations and number of employees, as well as the expanding international scope of its business. The Company expects that it will experience the highest rate of production growth in the gold industry over the next two years. The success of the Company in continuously delivering value for shareholders is largely determined by the quality and consistency of the Company's strategy and how well the Company can execute on its development plans. In this regard, it is very important to ensure that its base salary compensation programs are designed to attract, motivate and retain the executives required for this crucial phase of development for the company. Base salary levels take into account the officers' individual responsibilities, experience, performance and contribution toward enhancing shareholder value. To retain a competitive, strong and effective management team focused on the Company's growth strategy, Agnico-Eagle has set the base salary target at the 75th percentile of the salary paid to executives having comparable responsibilities and experience at other North American companies engaged in the same or similar lines of business as Agnico-Eagle. The target of the 75th percentile for base salary is based upon the principle that compensation must be competitive in order to help attract and retain the talent needed to lead and grow the Company's business. The base salary policy is structured to provide a solid base compensation level for executives to encourage achievement of the Company's goals while ensuring that the interests of management and the Company's shareholders are aligned.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar size to Agnico-Eagle. All of the participants of the internally generated survey are gold companies listed on a U.S. stock exchange and, on the basis of market capitalization, Agnico-Eagle would rank approximately 6th of the 11 companies surveyed. For these reasons the Company believes this survey is a very good representation of gold mining industry salaries and a good basis on which to make comparisons to Agnico-Eagle. Participants in the internally generated mining industry survey are:

Anglo Gold Ashanti	Barrick Gold	Centerra Gold Inc.
Goldfields	Goldcorp Inc.	Iamgold
Kinross	Newmont	Nova Gold
Yamana Gold	Agnico-Eagle Mines Limited

        Participants in the externally generated survey consist of 82 organizations, of which only a minority are listed on the New York Stock Exchange (the "NYSE") and fewer than 12 were larger than Agnico-Eagle when judged by market capitalization. The information collected in the various surveys were consolidated to test and validate the 75th percentile position for 2009, and adapted to reflect the compensation of the executive officers of Agnico-Eagle.

        On December 10, 2007, the Board of Directors determined, upon the recommendation of the Compensation Committee, to increase the 2008 base salaries of Agnico-Eagle's senior officers by an average of approximately 4.1% in light of Agnico-Eagle's strong financial and operational performance in 2007, its expanded senior management structure and the results of the Compensation Committee's review of internally and externally generated surveys of mining companies referred to above. On December 11, 2008, the Board of Directors determined, upon the recommendation of the Compensation Committee, to maintain 2009 base salaries of Agnico-Eagle's senior officers at 2008 levels, having regard to the volatility in the financial markets, the performance of the Company in 2008 and the decision to focus available cash on the growth projects under construction.

Annual Incentive Compensation

        Annual incentive compensation for Agnico-Eagle's senior officers is based on two factors, namely, Agnico-Eagle's performance and the senior officers' contribution to that performance, weighted 25% and 75%, respectively. The 25% component is a corporate component based on the Company's goals. The evaluation of Agnico-Eagle's performance is based on its achievements of various specific targets such as return on equity, profitability, production goals and meeting capital expenditure budgets. The 75% component is an individual component based on individual goals for the given year which are linked towards achievement of the Company's goals. Agnico-Eagle's incentive compensation policy provides for targets for annual incentive compensation as a percentage of base salary of 100% for the Vice-Chairman and Chief Executive Officer, 75% for the President and Chief Operating Officer and 50% for Senior Vice-Presidents. These targets are then multiplied by a performance factor (ranging from 0 to 1.5) to arrive at a final bonus as a percentage of salary. For 2008 the Compensation Committee rated the performance factor at 1.0 reflecting the positive safety performance and the solid operating performance at the LaRonde Mine in terms of cash flow generation, which was driven by strong ore throughput and metal recoveries as well as containment of costs at approximately $67 per tonne. The performance factor further reflects, in a volatile financial environment, the in line share price performance compared to the Company's peers and the advancement of the growth strategy through the development of the Company's other projects. The performance factor, together with the targets, create a limit (the "maximum permissible bonus") on the annual incentive compensation as a percentage of base salary to 150% of base salary for the Vice-Chairman and Chief Executive Officer, to 112.5% of base salary for the President and Chief Operating Officer and to 75% of base salary for Senior Vice-Presidents. The following formula demonstrates how bonuses are calculated:

((Corporate Component × 25%) + (Individual Component × 75%))
× Target Percentage × Performance Factor
=
Bonus as a Percentage of Salary

        For 2008, based on the level of completion of the Company's goals established for the year and the performance of the executive officers compared to the level of performance surveyed for short term compensation of the comparator groups, the Compensation Committee rated Agnico-Eagle's performance at 64% based on the following achievements:

Operations and Corporate Development

  •
  achieved record annual gold production;

  •
  maintained lost time injury frequency rate below target at 3.7 (target — 3.8);

  •
  achieved above target net earnings per share of $0.51 (target — $0.21) and return on equity of 3.2% (target — 1.5%);

  •
  increased gold reserves by 8%, indicated gold resources by 13% and inferred gold resources by 21%; and

  •
  achieved positive results from exploration activities in Canada, Mexico and Finland.

Financial and Investor Relations

  •
  enhanced financial flexibility for the Company's growth plans by executing two new unsecured, non-amortizing US$300 million credit facilities resulting in the Company now having US$600 million of credit facilities;

  •
  raised approximately $55 million on the issuance of flow-through shares, US$34 million on the issuance of common shares to fund the purchase of surface rights at Pinos Altos and US$290 million in connection with an underwritten private placement of 9,600,000 units; and

  •
  outperformed both the TSX/S&P Gold Index (increased 15% on the TSX compared to 4% for the index) as well as the Amex Gold BUGS Index (decreased 6% on the NYSE compared to 25% for the index), on a relative basis in 2008.

        Accordingly, as 25% of a senior officer's bonus is determined by Agnico-Eagle's performance, each of the senior officers of Agnico-Eagle was awarded a bonus in respect of Agnico-Eagle's performance equal to one-quarter of the target percentage bonus payable to such officers under the executive compensation policy described above.

        The remaining 75% of the bonus for each of the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers (together with the Vice-Chairman and Chief Executive Officer, the "Named Executive Officers") other than the Vice-Chairman and Chief Executive Officer (who is assessed by the Chairman of the Board of Directors), was determined by the individual performance of such officer as assessed by the Chairman of the Board of Directors and the Vice-Chairman and Chief Executive Officer with reference to the achievements noted above, as applicable to each Named Executive Officer, and ultimately determined by the Compensation Committee. In line with the individual and corporate results for 2008, it was determined that the entitlement tied to corporate performance for the Named Executive Officers for 2008 would vary amongst the Named Executive Officers from a low of 60% to a high of 69% of the targeted amount with an average entitlement of 65.75%. This reflects, among other things, the strong operating performance at the LaRonde Mine and capital raising efforts by the Company of more than $950 million in 2008. This also reflects the share price out-performance compared to the industry peers and the achievement of a higher than budgeted return on equity and net earnings per share. In addition, the advancement of the growth strategy through the commencement of commercial production at the Goldex Mine, production at the Kittila Mine and the development of the LaRonde Mine extension and the Lapa, Meadowbank and Pinos Altos mine projects contributed to strong corporate performance in 2008.

Stock Options

        Stock options tie officers' compensation to increases in the value of the Company's common shares, and therefore provide an incentive to enhance shareholder value. Grants of stock options are based on three factors:

  •
  the employee's performance;

  •
  the employee's level of responsibility within Agnico-Eagle; and

  •
  the number and exercise price of options previously issued to the employee.

        Long-term incentives for officers and key employees are provided through stock options granted under the Stock Option Plan.

        Long-term incentives are an integral part of the compensation strategy of Agnico-Eagle. The internal compensation survey, described above, compares the number of options issued to Agnico-Eagle's executive officers relative to the companies surveyed. A further basis of comparison is the number of options held as a percentage of shares outstanding. Based on these findings, the Company believes that the options issued to the executives of Agnico-Eagle are generally in line with industry averages. Currently, the maximum option grant per year permitted under the terms of the Stock Option Plan is 2% of shares outstanding, or approximately 3 million options. Absent other circumstances, the Compensation Committee's policy is to recommend to award stock options that vest evenly over a period of three to five years in order to maximize the incentive value and to enhance the Company's ability to retain key individuals.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation in respect of the number of options to be granted to officers and directors of the Company in mid-December. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves the grant of the options on the first trading day in the following month of January and such grant becomes effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

        The Compensation Committee's policy provides for the granting of stock options that vest over a number of years to achieve the objective of aligning management's long-term interests with that of shareholders and to retain key management responsible for executing the Company's operation plan and building a multi-mine gold company by advancing the Company's projects in Canada, Mexico and Finland.

Share Ownership

        In order to align the interests of Agnico-Eagle and those of its officers and employees, the Company encourages stock ownership and facilitates this through its Employee Share Purchase Plan. Details of this plan can be found on page 20 of this Circular. The Company has also adopted a policy that the Chief Executive Officer is required to own the equivalent of at least two years of his base salary in Agnico-Eagle shares. Mr. Boyd, the current Chief Executive Officer of the Company, meets this share ownership value requirement. A new Chief Executive Officer would have three years after being appointed to that position to comply with this provision.

        All of the Company's officers own common shares of Agnico-Eagle. The following table summarizes each officer's holdings as at March 25, 2009:

Sean Boyd, Director, Vice-Chairman and Chief Executive Officer	192,015
Eberhard Scherkus, Director, President and Chief Operating Officer	100,968
David Garofalo, Director, Senior Vice-President, Finance and Chief Financial Officer	26,191
Donald G. Allan, Senior Vice-President, Corporate Development	9,760
Alain Blackburn, Senior Vice-President, Exploration	3,612
Tim Haldane, Senior Vice-President, Latin America	2,713
R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary	2,955
Daniel Racine, Senior Vice-President, Operations	7,543
Jean Robitaille, Senior Vice-President, Technical Services	5,022
Picklu Datta, Vice-President, Controller	342
Patrice Gilbert, Vice-President, Human Resources	7,564
Paul-Henri Girard, Vice-President, Canada	2,337
Louise Grondin, Vice-President, Environment and Sustainable Development	2,005
Ingmar Haga, Vice-President, Europe	3,658
Marc Legault, Vice-President, Project Development	4,090
Claudio Mancuso, Vice-President, Treasurer	95
David Smith, Vice-President, Investor Relations	7,533

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2003 with the cumulative total return for each of the S&P/TSX Composite Index and the Amex Gold BUGS Index over the five-year period ended December 31, 2008 (in each case, assuming reinvestment of dividends). The table below shows what a $100 investment in each of the above mentioned indices and in Agnico-Eagle common shares, made at December 31, 2003, would be worth in each of the five years following the initial investment.

Agnico-Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and Amex Gold BUGS Indices

Note:

(1)
Assumes reinvestment of dividends of $0.04 per common share paid in each 2004 and 2005, $0.035 paid in 2006, $0.12 paid in 2007 and $0.18 paid in 2008.

        The share price of Agnico-Eagle has outperformed the S&P/TSX Composite Index and Amex Gold BUGS Index for each year during the five-year period ended December 31, 2008. The compensation of the Named Executive Officers has generally mirrored this performance, with share price performance outpacing compensation increases in all but one year, and a greater decrease in compensation relative to the decrease in the Agnico-Eagle share price in the only year in which a share price decrease occurred.

        The following table sets out the performance of the Company's common shares, the S&P/TSX Composite Index and the Amex Gold BUGS Index as well as the change in the average compensation of the Named Executive Officers for the time period indicated:

Year	Agnico-Eagle Common Shares (%)	S&P/TSX Composite Index (%)	Amex Gold Bugs Index (%)	Named Executive Officer(1) Compensation(2) (%)
2003 to 2004	13	12	-13	50
2004 to 2005	45	22	26	12
2005 to 2006	111	14	21	46
2006 to 2007	31	6	22	15
2007 to 2008	-8	-37	-25	-20

(1)
The Named Executive Officers include Messrs. Boyd, Scherkus, Garofalo and Blackburn for each year. Mr. Allan is included for years 2004 and 2005, and Mr. Laing is included for years 2006 through 2008.

(2)
For purposes of this table, compensation includes base salary, bonus and all other compensation.

Compensation of Officers

        The officers of Agnico-Eagle are:

  •
  Sean Boyd, Vice-Chairman and Chief Executive Officer

  •
  Eberhard Scherkus, President and Chief Operating Officer

  •
  David Garofalo, Senior Vice-President, Finance and Chief Financial Officer

  •
  Donald G. Allan, Senior Vice-President, Corporate Development

  •
  Alain Blackburn, Senior Vice-President, Exploration

  •
  Tim Haldane, Senior Vice-President, Latin America

  •
  R. Gregory Laing, General Counsel, Senior Vice-President, Legal and Corporate Secretary

  •
  Daniel Racine, Senior Vice-President, Operations

  •
  Jean Robitaille, Senior Vice-President, Technical Services

  •
  Picklu Datta, Vice-President, Controller

  •
  Patrice Gilbert, Vice-President, Human Resources

  •
  Paul-Henri Girard, Vice-President, Canada

  •
  Louise Grondin, Vice-President, Environment and Sustainable Development

  •
  Ingmar Haga, Vice-President, Europe

  •
  Marc Legault, Vice-President, Project Development

  •
  Claudio Mancuso, Vice-President, Treasurer

  •
  David Smith, Vice-President, Investor Relations

        The following Summary Compensation Table sets out compensation during the fiscal year ended December 31, 2008 for the Named Executive Officers of Agnico-Eagle measured by total compensation earned during the fiscal year ended December 31, 2008.

Summary Compensation Table — Agnico-Eagle Mines Limited

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary	Share- based Awards	Option- based Awards(1)	Annual Incentive Plans(2)	Long-Term Incentive Plans	Pension Value	All Other Compensation(3)	Total Compensation(4)
		($)	($)	($)	($)	($)	($)	($)	($)
Sean Boyd Vice-Chairman and Chief Executive Officer	2008	925,000	39,000	3,312,000	740,000	n/a	21,000	21,265	5,058,265
Eberhard Scherkus President and Chief Operating Officer	2008	660,000	30,000	2,070,000	372,000	n/a	21,000	21,945	3,174,945
David Garofalo Senior Vice-President, Finance and Chief Financial Officer	2008	410,000	nil	1,242,000	167,000	n/a	102,650	23,945	1,945,595
Alain Blackburn Senior Vice-President, Exploration	2008	340,000	15,500	1,242,000	135,000	n/a	84,800	22,591	1,839,891
R. Gregory Laing General Counsel, Senior Vice-President Legal and Corporate Secretary	2008	340,000	15,500	993,600	119,000	n/a	84,800	22,856	1,575,756

(1)
The value of option-based awards, being $16.56 per option, was determined using the Black-Scholes-Merton option pricing model. The Black-Scholes-Merton option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. Key assumptions used were: (i) the exercise price which is the closing price for the common shares of the Company on the TSX on the day prior to the date of grant, which was $54.42; (ii) the risk free interest rate, which was 3.70%; (iii) current time to expiration of the option which was assumed to be 2.5 years; (iv) the volatility for the common shares of the Company on the TSX, which was 44.37%; and (iv) the dividend yield for the common shares of the Company, which was 0.22%.

(2)
Consists of 53%, 50%, 54%, 53% and 47% of the maximum permissible bonus calculated on the base salaries of Messrs. Boyd, Scherkus, Garofalo, Blackburn and Laing, respectively.

(3)
Consists of premiums paid for term life insurance, automobile allowances and education and fitness benefits for the Named Executive Officers.

(4)
The total compensation was paid in Canadian dollars. The Company reports its financial statements in United States dollars. On December 31, 2008 the noon buying rate as reported by the Bank of Canada (the "Noon Buying Rate") was C$1.00 equals US$0.8166.

Stock Option Plan

        Under the Company's Stock Option Plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company. The exercise price of options granted may not be less than the closing market price for the common shares of the Company on the TSX on the day prior to the date of grant. The maximum term of options granted under the Stock Option Plan is five years and the maximum number of stock options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the options granted in an option grant vest upon the date they are granted with the remaining options vesting equally over the next three anniversaries of the option grant.

        The Stock Option Plan provides for the termination of an option held by an option holder in the following circumstances:

  •
  the option expires (no later than five years after the option was granted);

  •
  30 days after the option holder ceases to be an employee, officer, director of or consultant to the Company or any subsidiary of the Company;

  •
  six months after the death of the option holder; and

  •
  where such option holder is a director, four years after the date he or she resigns or retires from the Board of Directors (provided that in no event will any option expire later than five years after the option was granted).

        An option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of an eligible participant, a corporation controlled by such participant or a family trust of which the eligible participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan as permitted by law and subject to any required approval by any stock exchange or other authority. No amendment or revision to the Stock Option Plan which adversely affects the rights of any option holder under any option granted under the Stock Option Plan can be made without the consent of the option holder whose rights are being affected. In addition, no amendments to the Stock Option Plan to increase the number of common shares reserved for issuance, to change the designation of who is an eligible participant, to extend the term of an option held by an insider, to increase any limit on grants of options to insiders of the Company or to decrease the prices at which options can be exercised can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed trading restrictions on directors and officers that fall within ten trading days of the expiry of an option, such option's expiry date shall be the tenth day following the termination of such restrictions. The Company has also proposed certain changes to the participation limits under the Stock Option Plan and to the amendment provision of the Stock Option Plan. See "Section 2: Business of the Meeting — Amendments to Stock Option Plan". The Stock Option Plan does not expressly entitle participants to convert a stock option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not directors or officers of the Company are entitled to receive loans, guarantees or other support arrangements from the Company to facilitate option exercises. During 2008, no loans, guarantees or other financial assistance was provided under the plan.

        The number of common shares reserved for issuance under the Stock Option Plan is 10,266,075 common shares (comprised of 6,523,640 common shares relating to options issued but unexercised and 3,742,435 common shares relating to options available to be issued), being 6.6% of the Company's 155,402,618 common shares outstanding as at March 25, 2009.

        The following table sets forth the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2008

Name	Options-Based Awards — Value Vested During the Year	Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	($)	($)	($)
Sean Boyd	1,159,750	n/a	n/a
Eberhard Scherkus	1,721,375	n/a	n/a
David Garofalo	569,313	n/a	n/a
Alain Blackburn	569,313	n/a	n/a
R. Gregory Laing	568,038	n/a	n/a

        The following table sets forth the outstanding option awards of the Named Executive Officers as at the December 31, 2008.

Outstanding Incentive Plan Awards Table

					Share-Based Awards
						Market or Payout Value of Share-Based Awards that have not Vested
	Option-Based Awards
					Number of Shares or Units of Shares that have not Vested
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options(1)
	(#)	($)		($)	(#)	($)
Sean Boyd	65,000	23.02	1/3/2011	2,583,750	nil	nil
	100,000	48.09	1/2/2012	1,468,000
	200,000	54.42	1/2/2013	1,670,000
Eberhard Scherkus	28,000	16.69	1/12/2009	1,290,240	nil	nil
	75,000	23.02	1/3/2011	2,981,250
	75,000	48.09	1/2/2012	1,101,000
	125,000	54.42	1/2/2013	1,043,750
David Garofalo	12,500	23.02	1/3/2011	496,875	nil	nil
	50,000	48.09	1/2/2012	734,000
	75,000	54.42	1/2/2013	626,250
Alain Blackburn	17,500	23.02	1/3/2011	695,625	nil	nil
	50,000	48.09	1/2/2012	734,000
	75,000	54.42	1/2/2013	626,250
R. Gregory Laing	37,500	15.96	10/26/2010	1,755,375	nil	nil
	25,000	23.02	1/3/2011	993,750
	50,000	48.09	1/2/2012	734,000
	60,000	54.42	1/2/2013	501,000

(1)
Based on a closing price of the Company's shares on the TSX of $62.77 on December 31, 2008. On December 31, 2008 the Noon Buying Rate was C$1.00 equals US$0.8166.

        The following table shows, as at December 31, 2008, compensation plans under which equity securities of Agnico-Eagle are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders, of which there are none.

Plan Category	Number of securities to be issued on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by shareholders	4,752,440	$44.57	6,349,250
Equity compensation plans not approved by shareholders	Nil	Nil	Nil

Employee Share Purchase Plan

        In 1997, the shareholders of Agnico-Eagle approved the Employee Share Purchase Plan to encourage directors, officers and full-time employees of Agnico-Eagle to purchase common shares of Agnico-Eagle. Full-time employees who have been continuously employed by Agnico-Eagle or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Employee Share Purchase Plan. Eligible employees may contribute up to 10% of their basic annual salary through monthly payroll deductions or quarterly payments by cheque. Directors may contribute up to 100% of their annual Board of Directors and committee retainer fees. Agnico-Eagle contributes an amount equal to 50% of the individual's contributions and issues shares which have a market value equal to the total contributions (individual and Company) under the Employee Share Purchase Plan. In 2008, the shareholders of Agnico-Eagle approved an amendment to the Employee Share Purchase Plan to increase the number of shares available under such plan to 5,000,000 shares. Of the 5,000,000 shares approved in 2008 under the Employee Share Purchase Plan, Agnico-Eagle has, as of March 25, 2009, reserved 2,937,153 common shares for issuance under the plan. The Company has proposed to amend the Employee Share Purchase Plan to limit the Company's contribution under such plan to no more than 50% of an individual's contribution, remove non-executive directors from the list of "Eligible Participants" and to require shareholder approval for any amendments dealing with either the Company's or individual's participation limits in such plan. See "Section 2: Business of the Meeting — Amendments to Employee Share Purchase Plan".

Pension Plan Benefits

        The following table sets forth the benefits to Mr. Boyd and Mr. Scherkus and the associated costs to the Company in excess of the costs under the Company's basic defined contribution pension plan (the "Basic Plan").

Defined Benefits Table

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year
Name	Number of Years of Service(1)	At Year End(1)	At age 60		Compensatory Change	Non- Compensatory Change	Accrued Obligation at Year End
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	23	530,505	755,454	3,651,948	nil	(672,740)	2,979,208
Eberhard Scherkus	23	293,485	333,602	2,969,201	nil	(352,312)	2,616,889

(1)
As at December 31, 2008

        Two individual Retirement Compensation Arrangement Plans (the "RCA Plans") for Mr. Boyd and Mr. Scherkus provide pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the RCA Plans. The RCA Plans provide an annual pension at age 60 equal to 2% of the executive's final three-year average pensionable earnings for each year of continuous service with the Company, less the annual pension payable under the Company's Basic Plan. The pensionable earnings for the purposes of the RCA Plans consist of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the RCA Plans are secured by a letter of credit from a Canadian chartered bank. Mr. Boyd and Mr. Scherkus may retire early, any time after reaching age 55, with a benefit based on service and final average earnings at the date of retirement, with no early retirement reduction. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets forth summary information about the Basic Plan and Company's supplemental defined contribution plan (the "Supplemental Plan") for each of the Named Executive Officers as at December 31, 2008.

Defined Contributions Plan Table

Name	Accumulated Value at Start of Year	Compensatory	Non- Compensatory	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	302,679	186,500	nil	439,313
Eberhard Scherkus	261,912	123,200	nil	397,806
David Garofalo	163,527	77,700	nil	205,633
Alain Blackburn	190,685	67,500	nil	207,642
R. Gregory Laing	18,533	65,900	nil	79,204

        The Basic Plan provides pension benefits to employees of Agnico-Eagle generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes 5% of each employee's base employment compensation to the Basic Plan. The Company's contributions, together with the participant's contributions, cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the vested account balance. All contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted the Supplemental Plan for designated executives at the level of Vice-President or above. On December 31 of each year, the Company credits each designated executive's account an amount equal to 15% of the designated executive's earnings for the year (including salary and short term bonus), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each designated executive's account a notional investment return equal to the balance of such designated executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement after attaining the minimum age of 55, the designated executive's account will be paid out in either (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the designated executive's employment is terminated prior to reaching the age of 55, such designated executive will receive, by way of lump sum payment, the total amount credited to his or her account.

Employment Contracts/Termination Arrangements

        Agnico-Eagle has employment agreements with all executive officers which provide for an annual base salary, bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the current base salary for each Named Executive Officer see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two and one-half times the annual base salary at the date of termination plus an amount equal to two and one-half times the annual bonus (averaged over the preceding two years but not including stock options) and a continuation of benefits for up to two and one-half years or until the individual commences new employment. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  a substantial alteration of responsibilities;

  •
  a reduction of base salary or benefits;

  •
  an office relocation of greater than 100 kilometres;

  •
  a failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2008, the severance payments that would be payable to each of the Named Executive Officers would be approximately as follows: Mr. Boyd — $4,783,750; Mr. Scherkus — $2,958,750; Mr. Garofalo — $1,585;000; Mr. Blackburn — $1,308,750; and Mr. Laing — $1,288,750.

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, Mr. Scherkus, who is a director and the President and Chief Operating Officer of the Company and Mr. Garofalo, who is a director and the Senior Vice-President, Finance and Chief Financial Officer of the Company, do not receive any remuneration for their services as directors of the Company.

        The table below summarizes the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) and attendance fees paid to the other directors during the year ended December 31, 2008.

Compensation during the year ended December 31, 2008
Annual board retainer (base)	$55,000
Annual retainer for Chairman of the Board of Directors	$70,000
Annual retainer for Chairman of the Audit Committee	$25,000
Annual retainer for Chairpersons of other Board Committees	$10,000
Board/Committee meeting attendance fee	$1,500
($2,500 maximum per day, if more than one meeting)

        To align the interests of directors with those of shareholders, directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, are required to own the equivalent of at least three years of their annual retainer fee in Agnico-Eagle's stock. Directors have a period of three years to achieve this ownership level either through open market purchases or through participation in Agnico-Eagle's Employee Share Purchase Plan. In addition, each director is eligible to be granted options under Agnico-Eagle's Stock Option Plan. Individual grants are determined annually by the Compensation Committee based on performance evaluations for each director and, if the proposed amendments to the Stock Option Plan discussed above under "Section 2: Business of the Meeting — Amendments to Stock Option Plan" are approved by shareholders, are subject to an annual limit of the lesser of: (a) 1% of the common shares outstanding at any point in time; and (b) an annual equity award value per director of $100,000.

        The table below sets out the number and the value of common shares held by each director of the Company as of March 25, 2009 based on the closing price of the common shares of $71.49 on the TSX on such day.

	Aggregate common shares owned by directors and aggregate value thereof as of March 25, 2009
Name	Aggregate Common Shares	Aggregate Value of Common Shares ($)
Leanne M. Baker	4,000	285,960
Douglas R. Beaumont	7,167	512,369
Sean Boyd	192,015	13,727,152
Clifford J. Davis	2,900	207,321
David Garofalo	26,191	1,872,395
Bernard Kraft	5,156	368,602
Mel Leiderman	3,500	250,215
James D. Nasso	18,189	1,300,332
John Merfyn Roberts	1,000	71,490
Eberhard Scherkus	100,968	7,218,202
Howard Stockford	5,568	398,056
Pertti Voutilainen	9,000	643,410

        The following table sets forth the compensation provided to the members of the Board of Directors, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, for the Company's most recently completed financial year.

Director Compensation and Table

Name	Fees Earned	Share-Based Awards	Option-Based Awards(2)(3)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total(4)
	($)	($)	($)	($)	($)	($)	($)
Leanne M. Baker	79,250	n/a	579,600	n/a	n/a	n/a	658,850
Douglas R. Beaumont	94,000	n/a	579,600	n/a	n/a	n/a	673,600
Clifford J. Davis(1)	47,000	n/a	98,928	n/a	n/a	n/a	145,928
Bernard Kraft	81,500	n/a	579,600	n/a	n/a	n/a	661,100
Mel Leiderman	110,500	n/a	579,600	n/a	n/a	n/a	690,100
James D. Nasso	157,500	n/a	1,076,400	n/a	n/a	n/a	1,233,900
John Merfyn Roberts(1)	38,000	n/a	98,928	n/a	n/a	n/a	136,928
Howard Stockford	99,250	n/a	579,600	n/a	n/a	n/a	678,850
Pertti Voutilainen	84,500	n/a	579,600	n/a	n/a	n/a	664,100

(1)
Mr. Davis and Mr. Roberts were appointed to the Board of Directors on June 17, 2008.

(2)
For a discussion of the key assumptions underlying the value of the option-based awards see Note 1 to the "Summary Compensation Table".

(3)
If the proposed amendments to the Stock Option Plan discussed above at "Business of the Meeting — Amendment to Stock Option Plan" are approved by shareholders, the option-based awards given to non-executive directors will be limited to the lesser of: (a) 1% of the outstanding shares at any given point in time; and (b) an annual equity award value of $100,000.

(4)
Presented in Canadian dollars. On December 31, 2008 the Noon Buying Rate was C$1.00 equals US$0.8166.

        The options grants to directors (other than Messrs. Davis and Roberts) were made on January 2, 2008, prior to an undertaking made to RiskMetrics Group (formerly ISS Governance Services) in April 2008, to limit the value of options granted to non-executive directors. While the Company is seeking shareholder approval to amend the Stock Option Plan to formally adopt the restrictions set out in the undertakings (see "Section 2: Business of the Meeting — Amendments to Stock Option Plan"), the Company has operated as if the restrictions were already in place (see, for example, the value of the options granted to Messrs. Davis and Roberts in July, 2008).

        The following table sets forth the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2008

Name	Options-Based Awards — Value Vested During the Year		Share-Based Awards — Value Vested During the Year	Non-Equity Incentive Plan Compensation — Value Earned During the Year
	($)		($)	($)
Leanne M. Baker	184,675	(1)	n/a	n/a
Douglas R. Beaumont	487,119		n/a	n/a
Clifford J. Davis	1,062		n/a	n/a
Bernard Kraft	427,831		n/a	n/a
Mel Leiderman	130,519		n/a	n/a
James D. Nasso	143,194		n/a	n/a
John Merfyn Roberts	1,062		n/a	n/a
Howard Stockford	130,519		n/a	n/a
Pertti Voutilainen	222,368		n/a	n/a

(1)
Value of Dr. Baker's awards are in United States dollars.

        The following table sets forth the outstanding option awards of the directors of the Company, other than Mr. Boyd, Mr. Scherkus and Mr. Garofalo, as at December 31, 2008.

Outstanding Incentive Plan Awards Table

							Share-Based Awards
								Market or Payout Value of Share-Based Awards that have not Vested
	Option-Based Awards
							Number of Shares or Units of Shares that have not Vested
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price		Option Expiration Date	Value of Unexercised In-The-Money Options(1)
	(#)	($)			($)		(#)	($)
Leanne M. Baker	7,500	19.76	(2)	1/3/2011	236,775	(2)	nil	nil
	25,000	41.24	(2)	1/2/2012	252,250	(2)
	35,000	54.63	(2)	1/2/2013	nil
Douglas R. Beaumont	7,000	10.40		1/5/2010	366,590		nil	nil
	7,500	16.89		12/13/2009	344,100
	7,500	23.02		1/3/2011	298,125
	25,000	48.09		1/2/2012	367,000
	35,000	54.42		1/2/2013	292,250
Clifford J. Davis	7,200	33.26		11/3/2013	212,472		nil	nil
Bernard Kraft	15,000	10.40		1/5/2010	785,550		nil	nil
	1,875	23.02		1/3/2011	74,531
	12,500	48.09		1/2/2012	183,500
	26,250	54.42		1/2/2013	219,188
Mel Leiderman	3,000	23.02		1/3/2011	119,250		nil	nil
	19,000	48.09		1/2/2012	278,920
	35,000	54.42		1/2/2013	292,250
James D. Nasso	1,875	23.02		1/3/2011	74,531		nil	nil
	25,000	48.09		1/2/2012	367,000
	65,000	54.42		1/2/2013	542,750
John Merfyn Roberts	7,200	33.26		11/3/2013	212,472		nil	nil
Howard Stockford	17,500	48.09		1/2/2012	256,900		nil	nil
	35,000	54.42		1/2/2013	292,250
Pertti Voutilainen	8,000	23.02		1/3/2011	318,000		nil	nil
	25,000	48.09		1/2/2012	367,000
	35,000	54.42		1/2/2013	292,250

(1)
Based on a closing price of the Company's shares on the TSX of $62.77 on December 31, 2008.

(2)
Value is United States dollars and based on a closing price of the Company's shares on the NYSE of US$51.33 on December 31, 2008.

        During the year ended December 31, 2008, Agnico-Eagle issued a total of 3,303 common shares to the following directors under its Employee Share Purchase Plan as follows:

•	Mr. Boyd	1,783
•	Mr. Scherkus	1,371
•	Mr. Nasso	58
•	Mr. Kraft	52
•	Mr. Stockford	39

        As discussed above under "Section 2: Business of the Meeting — Amendments to Employee Share Purchase Plan" the Board of Directors is proposing amendments to the Employee Share Purchase Plan to prohibit participation by non-executive directors; this practice was adopted in April 2008 at the time of certain undertakings given to RiskMetrics Group and the shares received by Messrs. Nasso, Kraft and Stockford, referenced above, were received as of March 31, 2008, prior to the undertakings being under consideration or given.

        Agnico-Eagle will provide healthcare benefits to Mr. Ernest Sheriff until May 2010, which is the fifth anniversary of his resignation from the Board of Directors.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Board of Directors committee meetings held in 2008.

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	10 of 10	12 of 12
Douglas R. Beaumont	10 of 10	11 of 11
Sean Boyd	10 of 10	N/A
Clifford J. Davis(1)	4 of 4	5 of 5
David Garofalo(1)	4 of 4	N/A
Bernard Kraft	10 of 10	9 of 9
Mel Leiderman	10 of 10	12 of 12
James D. Nasso	10 of 10	13 of 13
John Merfyn Roberts(1)	4 of 4	4 of 4
Eberhard Scherkus	10 of 10	N/A
Howard Stockford	10 of 10	11of 11
Pertti Voutilainen	10 of 10	8of 8

(1)
Messrs. Clifford J. Davis, John Merfyn Roberts and David Garofalo were appointed to the Board of Directors on June 17, 2008.

Indebtedness of Directors, Executive Officers and Senior Officers

        There is no outstanding indebtedness to Agnico-Eagle by any of its officers or directors. Agnico-Eagle does not make loans to directors and officers under any circumstances.

Additional Items

Corporate Governance

        Under the rules of the Canadian Securities Regulators (the "CSA"), the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules, Appendix A to this Circular indicates how these governance practices align with the requirements and U.S. Securities and Exchange Commission regulations under the Sarbanes-Oxley Act of 2002 and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by them in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2008 to December 31, 2009 is $992,329. The policies provide coverage of up to $100 million per occurrence to a maximum of $100 million per annum. There is no deductible for directors and officers and a $250,000 deductible for each claim made by the Company ($1 million deductible for securities claims). The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of all the provinces of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form consisting of the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2008, which includes the Company's financial information;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2008; and

  •
  this Management Proxy Circular.

        Alternatively, these documents may be viewed at the Company's website at http://www.agnico-eagle.com or on the SEDAR website at http://www.sedar.com.

        Information concerning the Company's Audit Committee, required to be provided by National Instrument 51-110F1, can be found in the Company's Annual Report on Form 20-F under the United States Securities Exchange Act of 1934.

General

        Management knows of no matters to come before the meeting other than matters referred to in the Notice. However, if any other matters which are not now known to management should properly come before the meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Proxy Circular.

March 25, 2009

R. GREGORY LAING General Counsel, Senior Vice-President, Legal and Corporate Secretary

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management have been following the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee to reflect the new and evolving corporate governance requirements and best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the Canadian Securities Administrators (the "CSA") to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board consists of twelve directors. The Board has made an affirmative determination that nine of its twelve current members are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Messrs. Boyd, Scherkus and Garofalo, all directors are independent of management and free from any interest and any business which could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Messrs. Boyd, Scherkus and Garofalo are independent, the Board took into consideration the fact that none of the remaining directors are an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company in excess of directors' fees and stock option grants. Messrs. Boyd, Scherkus and Garofalo are considered related because they are officers of the Company. All directors, other than Messrs. Boyd, Scherkus and Garofalo, also meet the independence standard as set out in the Sarbanes-Oxley Act of 2002 ("SOX").

        The Board regularly meets independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board is scheduled to meet without management before or after each Board meeting. In addition, after each Board meeting held to consider interim and annual financial statements, the Board meets without management. In 2008, the Board met without management at each Board meeting, being ten separate occasions, including the four scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered would not be present for discussions relating to the matter and would not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2008, can be found on pages 5 to 8 and 26 of this information circular.

Chairman

        Mr. Nasso is the Chairman of the Board and Mr. Boyd is the Vice-Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chairman and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chairman and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chairman of the Board. The Chairman's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chairman include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's three-year business plan and, from time to time (at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management in the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Corporate Development, the Senior Vice-President, Exploration and the Senior Vice-President, Metallurgy and Marketing report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the full Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual three-year business plan and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate is posted on the Company's website at www.agnico-eagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of Agnico-Eagle's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of Agnico-Eagle's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chairman in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for Agnico-Eagle that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support Agnico-Eagle's long-term strategy;

  •
  ensuring that the day-to-day business affairs of Agnico-Eagle are appropriately managed;

  •
  consistently striving to achieve Agnico-Eagle's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for Agnico-Eagle a satisfactory competitive position within its industry;

  •
  ensuring that Agnico-Eagle has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chairman and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for Agnico-Eagle.

        The Chief Executive Officer is to consult with the Chairman on matters of strategic significance to the Company and alert the Chairman on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and

the Health, Safety and Environment Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encourage free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        Agnico-Eagle holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of Agnico-Eagle as they relate to its business.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics which provides a framework for directors, officers and employees on the conduct and ethical decision-making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes are available on www.sedar.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel, Senior Vice-President, Legal and Corporate Secretary or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third party service provider. The General Counsel, Senior Vice-President, Legal and Corporate Secretary periodically prepares a written report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of non-management and independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee maintains a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration is paid to the Company's directors based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 3: Compensation and Other Information — Compensation of Directors and Other Information" and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee.

Audit Committee

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management proxy circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the applicable stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in SOX. The Audit Committee must pre-approve all audit and permitted non-audit engagements to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosures containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

        The Audit Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Leiderman (Chair), Dr. Baker, Mr. Kraft, Mr. Nasso and Mr. Roberts), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Kraft are Chartered Accountants; Mr. Leiderman is currently active in private practice and Mr. Kraft is recently retired and, as such, qualify as audit committee financial experts, as the term is used in SOX. The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Election of Directors". Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors". The Audit Committee met five times in 2008.

Compensation Committee

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, stock option and other incentive plans for the benefit of executive officers;

  •
  administering the Company's Stock Option Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated and independent.

        The Compensation Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Beaumont, Mr. Davis, Mr. Leiderman and Mr. Stockford). The Compensation Committee met seven times in 2008.

Corporate Governance Committee

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be independent, as such term is defined in the CSA rules.

        The Corporate Governance Committee is composed entirely of outside directors who are unrelated to and independent from the Company (currently, Mr. Beaumont (Chair), Mr. Kraft, Mr. Nasso, Mr. Roberts and Mr. Voutilainen). The Corporate Governance Committee met four times in 2008.

Health, Safety and Environment Committee

        The Health, Safety and Environment Committee is responsible for, among other things:

  •
  monitoring and reviewing health, safety and environmental policies, principles, practices and processes;

  •
  overseeing health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to health, safety and the environment.

        The Health, Safety and Environment Committee reports directly to the Board and provides a forum to review health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety and Environment Committee charter provides that a majority of the members of the Committee be unrelated and independent.

        The Health, Safety and Environment Committee is comprised of four outside directors who are unrelated to and independent from the Company (currently Mr. Stockford (Chair), Mr. Davis, Mr. Nasso and Mr. Voutilainen) and one non-independent director (Mr. Scherkus, President and Chief Operating Officer of the Company). The Health, Safety and Environment Committee met four times in 2008.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        Each of the directors completes a detailed annual assessment questionnaire on the Board and Board Committees. The assessment addresses performance of the Board, each Board committee and individual directors, including through a peer to peer evaluation. A broad range of topics is covered such as Board and Board committee structure and composition, succession planning, risk management, director competencies and Board processes and effectiveness. The assessments help identify opportunities for continuing Board and director development and also forms the basis of continuing Board participation.

APPENDIX B

EMPLOYEE SHARE PURCHASE PLAN RESOLUTION

BE IT RESOLVED THAT:

1.
The Employee Share Purchase Plan be amended by adding the following phrase to the first sentence of section 2.1, following "directors of the Company": ", excluding non-executive directors,"

2.
The Employee Share Purchase Plan be amended by deleting "equal to 50%" in section 2.4 and substituting it with "equal to no more than 50%".

3.
The Employee Share Purchase Plan be amended by adding the following paragraph, following the third paragraph, to section 3.7:

  "Notwithstanding the foregoing paragraph, amendments to the Participant's Contribution limits provided for in section 2.2, including the Participant Contribution limit of any director of the Company, shall be subject to shareholder approval."

4.
Any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

B-1

APPENDIX C

AMENDED AND RESTATED
INCENTIVE SHARE PURCHASE PLAN

PART 1 — INTRODUCTION

1.1    PURPOSE:    The purpose of this incentive share purchase plan (the "Plan") is to encourage equity participation in Agnico-Eagle Mines Limited by its directors, officers and employees through the purchase of common shares of Agnico-Eagle Mines Limited (the "Shares").

        As used herein, unless the context otherwise requires, the term "Company" refers collectively to Agnico-Eagle Mines Limited and its subsidiary companies.

PART 2 — PURCHASE PLAN

2.1    PARTICIPATION:    Subject to Sections 2.10 to 2.12 and applicable laws, all directors of the Company, excluding non-executive directors, and all officers and full-time employees of the Company who have been continuously employed by the Company for at least 12 consecutive months are eligible to participate in the Plan (such persons are referred to herein as "Participants"). The Committee (defined in Section 3.7 hereof) shall have the right, in its absolute discretion, to waive such 12 month period or refuse any person or group of persons the right of participation or continued participation in the Plan.

2.2    ELECTION TO PARTICIPATE AND PARTICIPANT'S CONTRIBUTION:    A Participant may elect to participate in the Plan during a calendar year (a "Plan Year") by delivering to the Company not later than December 10 of the preceding calendar year (the "Enrolment Date") a written direction in the form attached hereto as Appendix "A". If the Plan's payroll deduction feature is selected, such form will authorize the Company to deduct an amount from the Participant's basic annual salary from the Company, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the "Basic Annual Salary"), in 12 equal instalments. Alternatively, a Participant may elect to make contributions to the Plan on a quarterly basis in four equal instalments by cheque payable to the Company. The amounts so deducted by or paid to the Company (the "Participant's Contribution") will be applied to the purchase of Shares pursuant to the Plan and shall be held by the Company in trust for the purposes of the Plan.

        Except in the case of Participants who are directors of the Company, the Participant's Contribution during a Plan Year shall not exceed 10% of the Participant's Basic Annual Salary for the calendar year in which the Enrolment Date falls. The Participant's Contribution during a Plan Year of any director of the Company electing to participate in the Plan shall not exceed such director's annual board and committee retainer fees for the calendar year in which the Enrolment Date falls. No adjustment shall be made to the Participant's Contribution until the following Enrolment Date and then only if a new written direction has been delivered to the Company.

2.3    PARTICIPANT'S CONTRIBUTION — ALTERNATE ARRANGEMENTS:    Plan participation by payroll deduction is not available to Participants who are full-time employees on short-term or long-term disability, workers' compensation or parental leave. For such Participants, payment of their Participant's Contribution will be accepted by cheque, subject to the satisfaction of all other requirements of the Plan.

        The failure by a Participant to make any required contributions under the terms of the Plan shall, at the option of the Company, be deemed to be a cancellation of such Participant's election to participate in the Plan. The deemed cancellation will be effective at the close of business on the last business day of the month in which the deemed cancellation occurs. The defaulting Participant will be notified of such cancellation by notice in writing mailed to such Participant and any Participant's Contribution held by the Company in trust for such Participant shall be returned to the defaulting Participant. No Shares will be issuable to a Participant where his or her Participant's Contribution has not been made in accordance with the terms of the Plan.

2.4    COMPANY'S CONTRIBUTION:    Immediately prior to the date any Shares are issued to a Participant in accordance with Section 2.6 hereof, the Company will credit the Participant with and thereafter hold in trust for the Participant an amount (the "Company's Contribution") equal to no more than 50% of the Participant's Contribution then held in trust by the Company.

2.5    AGGREGATE CONTRIBUTION:    The Participant's Contribution plus the Company's Contribution shall be the "Aggregate Contribution". The Company shall not be required to segregate the Participant's Contribution or the Aggregate Contribution from its own corporate funds or to pay interest thereon to any Participant.

2.6    ISSUE OF SHARES:    On March 31, June 30, September 30 and December 31 in each Plan Year, or if any such day is not a business day, then on the preceding business day (each, an "Issue Date"), the Company will issue to each Participant fully paid and non-assessable Shares equal, as nearly as possible, in value to the Aggregate Contribution held in trust on such date by the Company for each such Participant converted into Shares at the Market Price (as defined below) on such Issue Dates. If such conversion would otherwise result in the issue to a Participant of a fraction of a Share, the Company will issue only such number of whole Shares as may be purchased with such Aggregate Contribution. Until the Shares are issued, Participants shall have none of the rights or obligations of a shareholder with respect to such Shares.

        In this Section 2.6, "Market Price" on any Issue Date shall be the simple average of the high and low trading prices of the Shares on The Toronto Stock Exchange (the "TSX") for each of the five trading days immediately prior to such Issue Date (a "Pricing Period"). If the Shares did not trade on the TSX during the Pricing Period, Market Price shall be the simple average of the high and low trading prices of the Shares on the New York Stock Exchange (the "NYSE") during such Pricing Period converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE during the Pricing Period, Market Price shall be the simple average of the high and low trading prices of the Shares on such stock exchange in Canada on which the Shares are listed during such Pricing Period as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the simple average of the bid and ask prices of the Shares on the TSX during such Pricing Period.

        The Company shall hold any unused balance of the Aggregate Contribution in trust for a Participant until such balance is utilized in accordance with the Plan.

2.7    RECORD OF PURCHASE:    Within two months after each Issue Date, each Participant shall be furnished with a record of the Shares purchased on such Issue Date, the applicable Market Price and the balance remaining in his or her account, together with a certificate representing the Shares issued to and registered in the name of the Participant.

2.8    WITHDRAWAL FROM THE PLAN:    In the event that a Participant ceases to be eligible for participation in the Plan by virtue of the termination of his or her relationship with the Company for any reason, whether voluntary or involuntary, or in the event of the death of the Participant while participating in the Plan, no further purchases of Shares will be made and the Participant's Contribution then held by the Company for the Participant shall be paid to the Participant or his or her estate or otherwise as directed by a court of competent jurisdiction, as the case may be, and the Company's Contribution then held in trust for the Participant shall be paid to the Company. A Participant shall not be entitled to withdraw from the Plan under any other circumstances during the Plan Year for which he or she has elected to participate.

2.9    TERMINATION OF THE PLAN:    Termination of the Plan shall not affect the rights of the Participant's to the Shares purchased by them pursuant to the Plan. In the event of termination of the Plan, the Company shall pay to each Participant the Participant's Contribution then held in trust by the Company for such Participant.

2.10    LOANS TO NON-MANAGEMENT PARTICIPANTS:    If a Participant who is not a director or officer of the Company (a "Non-Management Participant") desires to obtain one or more loans from the Company in order to assist him or her to pay the purchase price of any Shares acquired under the Plan, he or she may so advise the Company by request in writing and, in such event, the Committee may consider the request and, if thought fit by the Committee, cause the Company, subject to compliance with all applicable laws, to make a loan to him or her concurrently with one or more scheduled dates for payment of such Non-Management Participant's Contribution, the principal amount of any such loan will be the amount approved by the Committee.

        Each loan made to a Non-Management Participant shall be evidenced by a promissory note and shall have a term not exceeding ten years from the date such loan is advanced to the Non-Management Participant. In addition, if such Non-Management Participant should cease to be an employee of the Company for any reason, whether voluntary or involuntary (including, without limitation, by reason of death, resignation, discharge, illness, disability or otherwise), each loan made to such Non-Management Participant which is then outstanding shall become due and payable in full on the date which is the earliest of:

  (a)
  the stated maturity date of such loan as set out in the promissory note;

  (b)
  the second anniversary of the date on which such Non-Management Participant so ceased to be an employee of the Company; and

  (c)
  the date the Non-Management Participant becomes a director or officer of the Company.

        The Committee shall have the right, in its sole discretion and at any time and from time to time, subject to regulatory approval, to change the foregoing provisions relating to the repayment of loans (save and except that the time in which any such loan must be repaid shall not exceed ten years from the date of the advance thereof). The respective terms and conditions pertaining to the repayment of loans from time to time outstanding need not be the same.

2.11    SECURITY FOR REPAYMENT OF LOANS:    If a loan is made to a Non-Management Participant, such Non-Management Participant shall, concurrently with the making of each loan to him or her, create a security interest in, pledge and hypothecate to and in favour of the Company, as continuing security for the repayment of the principal amount of such loan and all interest accruing thereon and any expenses incurred by the Company described below in (c), together with any other loans made by the Company to the Non-Management Participant from time to time, all interest accruing thereon and any expenses incurred by the Company in connection therewith, all of the shares (the "Pledged Shares") purchased by him or her with part or all of the proceeds of such loan and all proceeds of such Pledged Shares. Certificates representing the Pledged Shares shall be issued to and registered in the name of the Non-Management Participant and held by the Company (or an agent of the Company as stipulated by the Committee). Certificates representing Shares or other securities issued as stock dividends in respect of the Pledged Shares shall be issued to and registered in the name of the Non-Management Participant and held by the Company (or an agent of the Company as stipulated by the Committee) and shall form part of the Pledged Shares. All certificates representing the Pledged Shares shall be accompanied by irrevocable stock transfer powers duly endorsed in blank by such Non-Management Participant in respect of the Pledged Shares represented by such certificates.

        Upon payment in full of all loans and all interest due thereon, the Company shall deliver to such Non-Management Participant certificates representing the Pledged Shares.

        The occurrence of either of the following events shall constitute an Event of Default under any loan: (a) a Non-Management Participant defaults in the payment of the principal amount of any loan and/or the payment of interest due thereon and such default is not cured within 10 days of the occurrence thereof: or (b) a Non-Management Participant, or any third party in respect of such Non-Management Participant, files, institutes or commences any application, assignment, petition, proposal or proceeding under any bankruptcy, insolvency, liquidation, debt restructuring or similar law now or hereafter in effect seeking bankruptcy, liquidation or readjustment of debt or the appointment of a trustee, custodian, liquidator or similar official. Upon an Event of Default under any loan, the Company, in addition to any other legal or equitable rights it may have, shall at any time thereafter be entitled to:

  (a)
  set off any cash dividends or other cash distributions declared and payable by the Company in respect of the Pledged Shares as against and to the extent of the outstanding principal balance of such Non-Management Participant's loan and all interest accrued thereon and the expenses described in (c) below;

  (b)
  sell the Pledged Shares and apply the proceeds of sale to repay the outstanding principal balance of such Non-Management Participant's loan and all interest then accrued thereon and the expenses described below in (c); and

  (c)
  retain from the proceeds of such sale all amounts necessary to pay the expenses incurred by the Company in connection with such sale and to repay the outstanding balance of the loan including all interest thereon.

        If there is a sale of any Pledged Shares and the proceeds from the sale of such Pledged Shares are sufficient to repay the expenses of such sale and the outstanding principal balance of any loan and/or interest thereon, the Company shall deliver the balance, if any, of the Pledged Shares and certificates therefore, if any, and/or the balance of the proceeds of such sale, if any, as the case may be, to the Non-Management Participant. If the proceeds from the sale of any Pledged Shares are insufficient to repay the expenses of such sale and the outstanding principal balance of any loan and/or any interest accruing thereon, the Non-Management Participant shall forthwith pay to the Company the amount of the deficiency. If any Pledged Shares which otherwise would be sold by the Company pursuant to the foregoing would be an "odd lot", the Company may in its discretion sell such greater number of Pledged Shares as is necessary to effect a sale consisting of one or more "board lots".

2.12    VOTING RIGHTS AND CASH DIVIDENDS:    So long as an Event of Default has not occurred: (a) each Non-Management Participant to whom any loan has been made shall have the right to exercise the votes attaching to his or her Pledged Shares; and (b) all cash dividends and other cash distributions declared and paid by the Company in respect of any Pledged Shares shall be paid to or to the order of the Non-Management Participant.

PART 3 — GENERAL

3.1    TRANSFERABILITY:    All benefits and rights accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant, all benefits and rights may only be exercised by the Participant.

3.2    EMPLOYMENT:    Nothing contained in the Plan or in any benefit or right granted hereunder shall confer upon any Participant any right with respect to service or continuance of service with the Company, or interfere in any way with the right of the Company to terminate the Participant service with the Company at any time. Participation in the Plan by a Participant is voluntary.

3.3    RECORD KEEPING:    The Company shall maintain a register in which shall be recorded the name and address of each Participant and all Participant's Contributions.

3.4    NECESSARY APPROVALS:    The Plan, and the obligations of the Company to issue and deliver any Shares in accordance with the Plan, are subject to the approval of any regulatory authority having jurisdiction over the securities of the Company. If any Shares cannot be issued to any Participant for any reason whatsoever, the obligation of the Company to issue such Shares shall terminate and any Participant's Contribution held in trust for a Participant will be returned to the Participant.

3.5    NUMBER OF SHARES RESERVED:    The maximum number of Shares which may be reserved for issuance under the Plan shall be 5,000,000 Shares, which number may only be increased with the approval of the shareholders of the Company.

3.6    ADJUSTMENTS IN EVENT OF CHANGE IN SHARES:

  (a)
  In the event of a subdivision, consolidation or reclassification of outstanding Shares or other capital adjustment, or the payment of a stock dividend thereon, the number of Shares reserved or authorized to be reserved under the Plan shall be increased or reduced proportionately and such other adjustments shall be made as may be deemed necessary or equitable by the Committee.

  (b)
  In the event of a change in the Company's authorized Shares which is limited to a change in the designation thereof, the shares resulting from any such change shall be deemed to be Shares under the Plan. In the event of any other changes affecting the Shares, such adjustment shall be made as may be deemed equitable by the Committee to give proper effect to such event.

3.7    PLAN ADMINISTRATION AND AMENDMENTS TO PLAN:    The Plan will be administered by the Compensation Committee of the Board of Directors of the Company (the "Committee") or by any other committee of the Board of Directors or committee composed of directors and/or officers of the Company as the Board of Directors may from time to time designate, and after such designation, references to the Committee herein shall be deemed to refer to such other committee as the case may be.

        The Committee shall have authority to adopt, amend or rescind rules and regulations as in its opinion may be advisable or required in the administration or operation of the Plan. The Committee shall also have authority to interpret and construe the Plan and the rules, regulations and documentation utilized under the Plan and may make any and all determinations deemed necessary or advisable for the administration of the Plan. Any interpretation or construction of any provision of the Plan or the rules, regulations or documentation utilized under the Plan shall be final, conclusive and binding on the Participants. All administrative costs of the Plan shall be paid by the Company. The senior officers of the Company are authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they in their absolute discretion consider necessary for the implementation of the rules and regulations established for administering the Plan.

        The Committee reserves the right to amend, modify, suspend or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Committee. Any amendment to any provision of the Plan shall also be subject to the approval of any regulatory body having jurisdiction over the securities of the Company and, if required, to any shareholder approval requirements prescribed by such regulatory body.

        Notwithstanding the foregoing paragraph, amendments to the Participant's Contribution limits provided for in section 2.2, including the Participant Contribution limit of any director of the Company, shall be subject to shareholder approval.

3.8    NO REPRESENTATION OR WARRANTY:    The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the Plan.

3.9    INTERPRETATION:    The Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Amendments approved by the Board of Directors on April 24, 2002.
Amendments approved by the Shareholders on June 21, 2002.
Amendments approved by the Board of Directors on April 23, 2003.
Amendments approved by the Board of Directors on March 5, 2008.
Amendments approved by Shareholders on May 9, 2008.

APPENDIX D

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED THAT:

1.
The Stock Option Plan of the Company be amended by deleting the definition of "Outstanding Issue" in section 2 and replacing it with the following: "means the number of Shares outstanding on a non-diluted basis"

2.
The Stock Option Plan of the Company be amended by deleting section 4 and replacing it with the following:

  4.    Number of Shares Reserved

  The maximum number of Shares which may be reserved for issuance under the Plan shall be 19,000,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall:

  (a)
  not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation;

  (b)
  notwithstanding section 4(a), the maximum number of Shares which may be reserved for issuance to any one non-executive director pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall not exceed the lesser of:

  (i)
  1% of the Outstanding Issue; and

  (ii)
  an annual equity award value of $100,000 per such non-executive director.

3.
The Stock Option Plan of the Company be amended by deleting section 12 and replacing it with the following:

  12.    Amendment and Discontinuance of Plan

  (a)
  The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time, without notice to or approval of the shareholders, amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Examples of the types of amendments that the Board of Directors of the Corporation may make without shareholder approval include, with limitation, the following:

  (i)
  amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

  (ii)
  amendments necessary to comply with applicable law, including, without limitation, the rules, regulations and policies of the TSX;

  (iii)
  amendments respecting administration of the Plan;

  (iv)
  any amendment to the vesting provisions of the Plan or any option issued under the Plan which does not entail an extension beyond the originally scheduled expiry date for any such option;

D-1

    (v)
    any amendment to the early termination provisions of the Plan or any option issued under the plan, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the originally scheduled expiry date for any such option;

    (vi)
    the addition or modification of a cashless exercise feature, payable in cash or common shares of the Corporation, which provides for a full deduction of the number of underlying common shares from the Plan reserve;

    (vii)
    amendments necessary to suspend or terminate the Plan; or

    (viii)
    any other amendment, whether fundamental or otherwise, not described in this subsection

  (b)
  Notwithstanding subsection (a), without approval of the shareholders, no amendment or revision shall:

  (i)
  increase the maximum number of Shares reserved for issuance under the Plan;

  (ii)
  reduce the exercise price for any option;

  (iii)
  extend the term of an option held by an insider of the Corporation;

  (iv)
  increase any limit on grants of options to insiders of the Corporation set out in the Plan;

  (v)
  amend section 7(e) or the definitions of "Eligible Assignee", "Eligible Corporation", "Eligible Family Trust" or "Eligible Person";

  (vi)
  amend the participation limits in section 4(b); or

  (vii)
  grant additional powers to the Board of Directors of the Corporation to amend the Plan or entitlements without the approval of shareholders.

4.
Any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

D-2

APPENDIX E

AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN

1.
Purpose

        The Purpose of this stock option plan ("Plan") is to encourage ownership of common shares (the "Shares") of Agnico-Eagle Mines Limited (the "Corporation") by directors, officers, employees and service providers being those persons who are primarily responsible for the management and profitable growth of the Corporation's business, by providing additional incentive for superior performance by such persons and to enable the Corporation to attract and retain valued directors, officers, employees and service providers.

2.
Interpretation

  For the purpose of this Plan, the following terms shall have the following meanings:

  "Black Out Period" means any period during which a policy of the Corporation prevents an insider of the Corporation from trading in the Shares;

  "Committee" means the Compensation Committee appointed by the Board of Directors of the Corporation;

  "Consultant" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Corporation or a subsidiary of the Corporation;

  "Eligible Assignee" means, in respect of any Eligible Person, such person's Spouse, minor children and minor grandchildren, a trust governed by a registered retirement savings plan of an Eligible Person, an Eligible Corporation or an Eligible Family Trust;

  "Eligible Corporation" means a corporation controlled by an Eligible Person and of which all other shareholders are Eligible Assignees;

  "Eligible Family Trust" means a trust of which the Eligible Person is a trustee and of which all beneficiaries are Eligible Assignees;

  "Eligible Person" means, subject to all applicable laws, any employee, officer, director of or Consultant to the Corporation or any subsidiary of the Corporation;

  "Market Price" shall have the following meaning:

  (a)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in Canadian dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the TSX on such day. If the Shares did not trade on the TSX on such day, Market Price shall be the closing sale price for board lots of the Shares on the NYSE on such day converted into Canadian dollars at the rate at which United States dollars may be exchanged into Canadian dollars using the inverse Noon Buying Rate. If the Shares did not trade on the TSX or NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on such stock exchange in Canada on which the Shares are listed on such day as may be selected by the Committee for such purpose. If the Shares do not trade on such day on any such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the TSX on such date; or

  (b)
  "Market Price", in respect of options to be granted with an Exercise Price denominated in United States dollars, shall mean, at any date, the closing sale price for board lots of the Shares on the NYSE on such day. If the Shares did not trade on the NYSE on such day, Market Price shall be the closing sale price for board lots of the Shares on the TSX on such day converted into United States dollars at the rate at which Canadian dollars may be exchanged into United States dollars using the Noon Buying Rate. If the Shares do not trade on such day on either such stock exchange, the Market Price shall be the average of the bid and ask prices for board lots of the Shares at the close of trading on the NYSE on such day.

  If such Shares are not listed and posted for trading on any stock exchange, the Market Price in respect thereof shall be the fair market value of such Shares as determined by the Committee in its sole discretion;

  "Non-Management Eligible Person" shall have the meaning ascribed thereto in section 8;

  "Noon Buying Rate" means the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or, in the event such rate is not quoted or published by the Federal Reserve Bank of New York, shall be the exchange rate determined by reference to such other publicly available service for displaying exchange rates as may be determined by the Committee;

  "NYSE" means the New York Stock Exchange;

  "OBCA" means the Business Corporations Act (Ontario), as amended from time to time;

  "Outstanding Issue" means the number of Shares outstanding on a non-diluted basis;

  "Spouse" shall have the meaning given to it in the Income Tax Act (Canada);

  "subsidiary" shall have the meaning given to it in the Securities Act (Ontario); and

  "TSX" means The Toronto Stock Exchange.

3.
Administration

        The Plan shall be administered by the Committee, which shall consist of not fewer than three directors of the Corporation. Vacancies on the Committee, howsoever caused, shall be filed by the Board of Directors of the Corporation. The Committee shall have full authority to interpret the Plan and to make any such rules and regulations and establish such procedures as it deems appropriate for the administration of the Plan, taking into consideration the recommendations of management. The decisions of the Committee shall be binding and conclusive for all purposes and upon all persons.

4.
Number of Shares Reserved

        The maximum number of Shares which may be reserved for issuance under the Plan shall be 19,000,000 Shares, subject to adjustment in accordance with section 10 which number may only be increased with the approval of the shareholders of the Corporation. The maximum number of Shares which may be reserved for issuance to any one person pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall:

  (a)
  not exceed 5% of the Outstanding Issue. Any Shares subject to an option granted under the Plan which for any reason is cancelled or terminated without having been exercised shall again be available to be granted under the Plan. All Shares issued pursuant to the exercise of options granted under the Plan will be so issued as fully paid common shares of the Corporation;

  (b)
  notwithstanding section 4(a), the maximum number of Shares which may be reserved for issuance to any one non-executive director pursuant to options (under the Plan or otherwise), warrants, share purchase plans or other compensation arrangements shall not exceed the lesser of:

  (i)
  1% of the Outstanding Issue; and

  (ii)
  an annual equity award value of $100,000 per such non-executive director.

5.
Expiry Date

        Options granted under the Plan must expire not later than five years after the date the option was granted. Each option shall be subject to earlier termination as provided in paragraph 7(d) of the Plan.

6.
Participation

        Options shall be granted under the Plan only to Eligible Persons as shall be designated from time to time by the Committee, Eligible Corporations and Eligible Family Trusts and shall be subject to the rules and regulations of any stock exchange upon which the Shares are listed for trading.

7.
Terms and Conditions of Options

        The terms and conditions of options granted under the Plan shall be set forth in written option agreements between the Corporation and the optionees. Such terms and conditions shall include the following and such other provisions, not inconsistent with the Plan, as may be deemed advisable by the Committee:

  (a)
  Exercise Price:    The exercise price of an option granted under the Plan shall be fixed by the Committee which price shall not be less than the Market Price of the Shares on the trading day immediately preceding the date of the grant. The Committee may also determine that the exercise price per Share may escalate at a specified rate dependent upon the year in which any option to purchase Shares may be exercised by the optionee.

  (b)
  Payment:    The full purchase price of Shares purchased under the option shall be paid in cash upon the exercise thereof in the currency in which the Exercise Price is denominated. A holder of an option shall have none of the rights of a shareholder until the Shares are issued to him or her.

  (c)
  Exercise of Options:    The Committee may determine when an option will become exercisable and may determine that the option shall be exercisable in installments on such terms as to timing of vesting or otherwise as the Committee deems advisable provided that options granted under the Plan shall vest not more quickly than, in equal installments (computed in each case to the nearest full share), on each of the date of grant of the Option and each anniversary of the date of grant of the Option up to and including the second last anniversary date of the grant. Except as provided in paragraph 7(d) hereof, no option may be exercised unless that optionee is then an Eligible Person. The Plan shall not confer upon the optionee any right with respect to continuation of employment by the Corporation.

  (d)
  Termination of Options:    Any option granted pursuant hereto, to the extent not validly exercised, will terminate on the earliest of the following dates:

  (i)
  the date of expiration specified in the option agreement, being not later than five years after the date the option was granted;

  (ii)
  subject to subparagraph (d)(iv) below, 30 days after the date an optionee ceases to be an Eligible Person for any reason whatsoever other than death;

  (iii)
  six months after the date of the optionee's death during which period the option may be exercised only by the optionee's legal representative or the person or persons to whom the deceased optionee's rights under the option shall pass by will or the applicable laws of descent and distribution, and only to the extent that the optionee would have been entitled to exercise it at the time of his death; and

  (iv)
  where the optionee is a director of the Corporation and ceases to be an Eligible Person by reason of his or her retirement or resignation from the Board of Directors of the Corporation, four years from the date of such retirement or resignation, subject to any resolution that may be passed by the Board of Directors of the Corporation on the recommendation of the Committee shortening such term, and provided that in no event shall any option granted pursuant hereto expire later than five years after the date the option was granted.

  (e)
  Assignment to Eligible Assignees:    Subject to obtaining approval in advance from the Corporation and from each stock exchange on which shares of the Corporation are listed and which reserves the right to approve such assignments, Eligible Persons may assign options granted to them under the Plan to Eligible Assignees and Eligible Assignees may, in turn, assign such options to other Eligible Assignees or the original optionee. The original optionee under the Plan must be an Eligible Person at the time of the assignment. Notwithstanding any such assignment, all options granted under the Plan shall be deemed to be the option of the original optionee for the purposes of applying the rules and policies of the stock exchanges on which shares of the Corporation are listed. No consideration may be given to any assignee in connection with any assignment of options granted under the Plan. Subject to the foregoing, no options shall be transferable by the optionee other than by will or the laws of descent and distribution and shall be exercisable during the optionee's lifetime only by him or her.

  (f)
  Applicable Laws or Regulations:    The Corporation's obligation to sell and deliver Shares under each option is subject to the compliance by the Corporation and any optionee with applicable securities laws and the requirements of regulatory authorities having jurisdiction and is also subject to the acceptance for listing of the Shares which may be issued in exercise thereof by each stock exchange upon which Shares of the Corporation are listed for trading.

  (g)
  Maximum Number of Options Granted Per Fiscal Year:    The maximum number of options which may be granted under the Plan in any fiscal year of the Corporation may not exceed 2% of the Outstanding Issue immediately prior to the grant of such options.

8.
Loans to Non-Management Eligible Persons

        Subject to Section 20 of the OBCA or any successor or similar legislation and other applicable laws, the Corporation may, at any time and from time to time, lend money (on a non-recourse or limited recourse basis or otherwise) or provide guarantees or other support arrangements to assist an Eligible Person who is not a director or officer of the Corporation (a "Non-Management Eligible Person") to fund all or a part of the purchase price for Shares being purchased pursuant to an option granted to a Non-Management Eligible Person under the Plan on such terms and conditions as the Corporation may determine, provided that each loan made to such Non-Management Eligible Person shall become due and payable in full on the date a Non-Management Eligible Person becomes a director or officer of the Corporation.

9.
Compulsory Acquisition or Going Private Transaction

        If and whenever there shall be a compulsory acquisition of the Shares of the Corporation following a takeover bid or issuer bid pursuant to Part XV of the OBCA or any successor or similar legislation, then following the date upon which the takeover bid or issuer bid expires, an optionee shall be entitled to receive, and shall accept, for the same exercise price, in lieu of the number of Shares to which such optionee was theretofore entitled to purchase upon the exercise of his or her options, the aggregate amount of cash, shares, other securities or other property which such optionee would have been entitled to receive as a result of such bid if he or she had tendered such number of Shares to this bidder.

10.
Certain Adjustments

        In the event:

  (a)
  of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

  (b)
  of any stock dividend to holders of Shares;

  (c)
  that any rights are granted to all holders of Shares to purchase Shares at prices substantially below fair market value;

  (d)
  of any distribution of evidences of indebtedness or assets of the Corporation (excluding dividends paid in the ordinary course) to all holders of Shares; or

  (e)
  that as a result of any recapitalization, merger, consolidation or otherwise, the Shares are converted into or exchangeable for any other securities;

then in any such case, subject to prior approval of the relevant stock exchanges, the number or kind of shares reserved for issuance and available for options under the Plan, the number or kind of shares subject to outstanding options and the exercise price per option shall be proportionally adjusted by the Committee to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of options as compared to holders of Shares.

11.
Black Out Period

        Notwithstanding anything contained in the Plan or any option issued under the Plan, if the date on which an option expires occurs during, or within 10 days after the last day of a Black Out Period or other trading restriction imposed by the Corporation, in each case, that is applicable to the holder of the option, the date of termination or expiry of such option will be the last day of that 10-day period.

12.
Amendment and Discontinuance of Plan

(a)
The Board of Directors of the Corporation may, insofar as permitted by law and subject to any required approval of any stock exchange or other authority, from time to time, without notice to or approval of the shareholders, amend or revise the terms of the Plan or discontinue the Plan at any time; provided, however, that no amendment or revisions may, without the consent of the optionee, in any manner adversely affect the rights of the optionee under any option theretofore granted under the Plan. Examples of the types of amendments that the Board of Directors of the Corporation may make without shareholder approval include, with limitation, the following:

(i)
amendments of a "housekeeping" nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision hereof;

(ii)
amendments necessary to comply with applicable law, including, without limitation, the rules, regulations and policies of the TSX;

(iii)
amendments respecting administration of the Plan;

(iv)
any amendment to the vesting provisions of the Plan or any option issued under the Plan which does not entail an extension beyond the originally scheduled expiry date for any such option;

(v)
any amendment to the early termination provisions of the Plan or any option issued under the plan, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the originally scheduled expiry date for any such option;

(vi)
the addition or modification of a cashless exercise feature, payable in cash or common shares of the Corporation, which provides for a full deduction of the number of underlying common shares from the Plan reserve;

(vii)
amendments necessary to suspend or terminate the Plan; or

(viii)
any other amendment, whether fundamental or otherwise, not described in this subsection

(b)
Notwithstanding subsection (a), without approval of the shareholders, no amendment or revision shall:

(i)
increase the maximum number of Shares reserved for issuance under the Plan;

(ii)
reduce the exercise price for any option;

(iii)
extend the term of an option held by an insider of the Corporation;

(iv)
increase any limit on grants of options to insiders of the Corporation set out in the Plan;

(v)
amend section 7(e) or the definitions of "Eligible Assignee", "Eligible Corporation", "Eligible Family Trust" or "Eligible Person";

(vi)
amend the participation limits in section 4(b); or

(vii)
grant additional powers to the Board of Directors of the Corporation to amend the Plan or entitlements without the approval of shareholders.

APPENDIX F

BY-LAWS RESOLUTION

BE IT RESOLVED THAT:

1.
The following amendments to By-Law No.1 of the Company are hereby confirmed:

a
Section 4.15 of By-Law No. 1 of the Company being amended by deleting "two-fifths" and substituting it with "at least 50%";

b
Section 4.16 of By-Law No. 1 of the Company being amended by inserting the word "not" following the word "shall" in the penultimate sentence of the section;

c
Section 10.10 of By-Law No. 1 of the Company being amended by deleting "not less than 10%" and substituting it with "at least 25%";

d
Section 10.15 of By-Law No. 1 of the Company being amended by inserting the word "not" following the word "shall" in the final sentence of the section; and

2.
Any officer or director of the Company is authorized and directed on behalf of the Company to execute and deliver all such documents and to do all such acts as may be necessary or desirable to give effect to this resolution.

F-1

APPENDIX G

AMENDED AND RESTATED BY-LAWS OF THE COMPANY

BY-LAW NO. 1 (AS AMENDED)

This by-law relates generally to the transaction of the business and affairs of Agnico-Eagle Mines Limited.

Contents

One	–	Interpretation
Two	–	Business of the Corporation
Three	–	Borrowing and Security
Four	–	Directors
Five	–	Committees
Six	–	Officers
Seven	–	Protection of Directors, Officers and Others
Eight	–	Shares
Nine	–	Dividends and Rights
Ten	–	Meetings of Shareholders
Eleven	–	Notices
Twelve	–	Effective Date

The following by-law is enacted as a by-law of the Corporation.

SECTION 1
INTERPRETATION

1.1   Definitions

In this by-law and in all other by-laws of the Corporation the following terms shall have the meanings set out below:

  "Act" means the Business Corporations Act (Ontario), including the regulations made thereunder, as amended from time to time, or any statute or regulations that may be substituted therefore and, in the case of such substitution, any references in the by-laws to provisions in the Act or regulations shall be read as references to the substituted provisions therefore in the new statute or regulations, as amended from time to time;

  "appoint" includes "elect" and vice versa;

  "board" means the board of directors of the Corporation;

  "by-laws" means this by-law and all other by-laws of the Corporation from time to time in force;

  "cheque" includes a bank draft and a money order;

  "committee" means a committee of directors appointed by the board;

  "Corporation" means Agnico-Eagle Mines Limited;

  "director" means a member of the board, except as otherwise expressly provided;

  "meeting of shareholders" means an annual meeting of shareholders or a special meeting of shareholders;

  "non-business day" means any day that is a Saturday, Sunday or any other day that is a holiday as defined in the Retail Business Holidays Act (Ontario), and in any statute that may be substituted therefore, as amended from time to time;

  "officer" means an officer of the Corporation, except as otherwise expressly provided;

  "recorded address" means:

  (a)
  in the case of a shareholder, such person's latest address as shown in the records of the Corporation or its transfer agent, and in the case of joint shareholders, the address appearing in the securities register in respect of the joint holding or the first address so appearing, if there is more than one;

  (b)
  in the case of an officer or auditor of the Corporation, such person's address as shown in the records of the Corporation; and

  (c)
  in the case of a director, such individual's latest address shown in the records of the Corporation or in the most recent notice filed by the Corporation under the Corporations Information Act (Ontario), and any statute that may be substituted therefore, as amended from time to time, whichever is the more current;

  "shareholder" means a shareholder of the Corporation, except as otherwise expressly provided; and

  "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders.

1.2   Principles of Interpretation

        Except for the terms defined in section 1.1, terms defined in the Act have the same meaning when used in this by-law.

        Words importing the singular number include the plural and vice versa. Words importing gender include the masculine, feminine and neuter genders.

SECTION 2
BUSINESS OF THE CORPORATION

2.1   Registered Office

        The registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in the Corporation's articles and thereafter as the shareholders may from time to time determine by special resolution. The location of the registered office in such municipality or geographic township shall be the location determined from time to time by the board.

2.2   Corporate Seal

        The Corporation may have a corporate seal. If a seal is adopted it shall be in a form approved from time to time by the board.

2.3   Financial Year

        Until changed by the board, the financial year of the Corporation shall end on December 31 in each year.

2.4   Execution of Instruments

        Deeds, transfers, assignments, contracts, obligations, certificates and other instruments shall be signed on behalf of the Corporation by two signing authorities. One signing authority shall be a director, the president, or a vice-president of the Corporation. The other signing authority shall be a director, the president, a vice-president, the secretary, the treasurer, an assistant secretary or an assistant treasurer of the Corporation, or any other officer appointed by the board.

        The board or the two signing authorities may from time to time direct the manner in which, and the person or persons by whom, any particular instrument or class of instruments may or shall be signed. Any signing authority may affix the corporate seal to any instrument requiring the seal.

2.5   Banking Arrangements

        The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies and/or other persons as may from time to time be designated by, or under the authority of, the board. Such banking business, or any part thereof, shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.6   Voting Rights in Other Bodies Corporate

        The signing authorities of the Corporation described in section 2.4 may execute and deliver proxies, and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights, attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the signing authorities executing or arranging for the same. In addition, the board may from time to time direct the manner in which, and the persons by whom, any particular voting rights, or class of voting rights, may or shall be exercised.

SECTION 3
BORROWING AND SECURITY

3.1   Borrowing Power

        Without limiting the borrowing powers of the Corporation as set forth in section 184 of the Act, but subject to the Corporation's articles, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

  (a)
  borrow money upon the credit of the Corporation;

  (b)
  issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;

  (c)
  to the extent permitted by the Act, give directly or indirectly financial assistance to any person by means of a loan, a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or other obligation of any person, or otherwise; and

  (d)
  mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, tangible or intangible, property of the Corporation to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or other obligation of the Corporation.

Nothing in this section 3.1 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by, or on behalf of, the Corporation.

3.2   Delegation

        Subject to the Act and the Corporation's articles, the board may from time to time delegate to a committee, a director, an officer or any other person as may be designated by the board, all or any of the powers conferred on the board by section 3.1 or by the Act, to such extent and in such manner, as the board may determine at the time of such delegation.

SECTION 4
DIRECTORS

4.1   Number of Directors

        Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number of directors, which shall not be fewer than three, and not more than the maximum number of directors set out in the Corporation's articles.

4.2   Qualification

        No individual shall be qualified for election or appointment as a director if the individual, (i) is less than 18 years of age, (ii) is of unsound mind and has been so found by a court in Canada or elsewhere, (iii) is not an individual, or (iv) has the status of a bankrupt. A director need not be a shareholder. At least 25% of the directors shall be resident Canadians. At least one-third of the directors shall not be officers or employees of the Corporation or any of its affiliates.

4.3   Election and Term — General

        An election of directors shall take place at each annual meeting of shareholders. A director's term of office (subject to the provisions, if any, of the Corporation's articles, and subject to such director's election for a stated term) shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such election or appointment or until a successor is elected or appointed.

4.4   Removal of Directors

        Subject to the Act, the shareholders may, by ordinary resolution passed at a meeting of shareholders, remove any director from office and may, at that meeting, elect a qualified individual in place of that director for the unexpired term of that director. If such vacancy is not filled, a quorum of directors may fill the vacancy in accordance with the procedure set out in section 4.6.

4.5   Vacation of Office

        A director ceases to hold office when the director, (i) dies, (ii) is removed from office by the shareholders, (iii) ceases to be qualified for election as a director, as described in section 4.2, or (iv) subject to subsection 119(2) of the Act (concerning the resignation of directors named in the articles), delivers the director's written resignation and it is received by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later.

4.6   Vacancies

        Subject to the Act, a quorum of directors (whether or not the majority of such quorum are resident Canadians) may appoint an individual to fill a vacancy among the directors, except a vacancy resulting from:

  (a)
  an increase in the number of directors otherwise than an increase in the number of directors in accordance with a special resolution empowering the board to determine the number of directors within a range set out in the articles, provided that such quorum of directors may not appoint any director to fill a vacancy if the total number of directors, after such appointment, is greater than one and one-third times the number of directors required to have been elected at the last annual meeting of shareholders;

  (b)
  an increase in the maximum number of directors set out in the articles; or

  (c)
  a failure to elect the number of directors required to be elected at any meeting of shareholders.

A director appointed or elected by a quorum of directors to fill a vacancy holds office for the unexpired term of such new director's predecessor.

4.7   Action by the Board

        The board shall manage or supervise the management of the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.8 and 4.9) at which a quorum of directors is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. If there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of directors remains in office.

4.8   Meeting by Telephone

        If all the directors consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee by means of such telephone, electronic or other communications facilities as permit all individuals participating in the meeting to communicate with each other simultaneously and instantaneously. A director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which the consent relates and may be given with respect to all meetings of the board and of committees.

4.9   Place of Meetings

        Meetings of the board may be held at any place in or outside Ontario and in any financial year of the Corporation. A majority of the meetings need not be held in Ontario.

4.10 Calling of Meetings

        Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.

4.11 Notice of Meeting

        Notice of time and place of each meeting of the board shall be given in the manner provided in Section 11 to each director not fewer than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of, or the business to be transacted at, the meeting except where the Act requires such purpose or business or the general nature thereof to be specified.

4.12 First Meeting of the New Board

        Provided a quorum of directors is present, each board containing newly elected directors may without notice hold a meeting immediately following the meeting of shareholders at which such directors were elected.

4.13 Regular Meetings

        The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed. No other notice shall be required for any such regular meeting except where the Act requires the purpose thereof, or the business to be transacted thereat, to be specified.

4.14 Chairman and Secretary

        The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chairman of the board, managing director or president. If no such individual is present, the directors present shall choose one of their number to be chairman of the meeting. If the secretary of the Corporation is absent from any meeting of the board, the chairman of the meeting shall appoint an individual, who need not be a director, to act as secretary of the meeting.

4.15 Quorum

        Subject to section 4.8, the quorum of directors for the transaction of business at any meeting of the board shall be at least 50% of the number of directors holding office at the beginning of such meeting, or such greater number of directors as the board may from time to time determine.

4.16 Votes to Govern

        At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote. Any question at a meeting of the board shall be decided by a show of hands unless a ballot is requested by any director present.

4.17 Adjournment

        Any meeting of directors, or of any committee, may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting.

        Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum of directors is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum of directors present at the adjourned meeting, the original meeting shall be deemed to have terminated at its adjournment.

4.18 Conflict of Interest

        A director who (i) is a party to, (ii) is a director or officer of a body corporate (other than the Corporation) who is a party to, or (iii) has a material interest in any person who is a party to, a material contract or transaction, or proposed material contract or transaction, with the Corporation shall disclose to the Corporation the nature and extent of such director's interest at the time and in the manner provided by the Act. Such a director shall not vote on any resolution to approve the same except as permitted by the Act.

4.19 Remuneration and Expenses

        The directors shall be paid such remuneration for their services as the board may from time to time determine. Such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director.

        The directors may also by resolution award special remuneration to any director for undertaking any special services on the Corporation's behalf, other than the normal work ordinarily required of a director of the Corporation. The confirmation of any such resolution or resolutions by the shareholders is not required.

        The directors are also entitled to be reimbursed for travelling and other expenses properly incurred by such directors in attending meetings of the board or any committee. The directors may fix the remuneration of any officers and/or employees of the Corporation.

SECTION 5
COMMITTEES

5.1   Committees

        The board may appoint from its number one or more committees, however designated, and delegate to any such committee any of the powers of the board except that no such committee shall have the authority to:

  (a)
  submit to the shareholders any question or matter requiring the approval of the shareholders;

  (b)
  fill a vacancy among the directors or in the office of auditor or appoint or remove any of the chief executive officer, however designated, the chief financial officer, however designated, the chairman or the president of the Corporation;

  (c)
  subject to section 184 of the Act, issue securities except in the manner and on the terms authorized by the directors;

  (d)
  declare dividends;

  (e)
  purchase, redeem or otherwise acquire shares issued by the Corporation;

  (f)
  pay a commission referred to in section 37 of the Act;

  (g)
  approve a management information circular referred to in Part VIII of the Act;

  (h)
  approve a take-over bid circular, directors' circular or issuer bid circular referred to in Part XX of the Securities Act (Ontario);

  (i)
  approve any financial statements referred to in clause 154(1)(b) of the Act and Part XVIII of the Securities Act (Ontario); or

  (j)
  adopt, amend or repeal by-laws.

5.2   Transaction of Business

        The powers of a committee may be exercised by a meeting at which a quorum of the members of the committee is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of each committee may be held at any place in or outside Ontario.

5.3   Audit Committee

        The board shall elect annually from among its number an audit committee to be composed of not fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates, to hold office until the next annual meeting of the shareholders. Each member of the audit committee shall serve at the pleasure of the board. Each member of the audit committee immediately ceases to be such a member when the individual ceases to be a director. The board may fill vacancies in the audit committee by election from among their number.

        The audit committee shall review the financial statements of the Corporation and shall report thereon to the board prior to approval thereof by the board. The audit committee shall have such other powers and duties as may from time to time be assigned to the audit committee by the board.

        Any member of the audit committee or the auditor of the Corporation may call a meeting of the audit committee.

        The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat. The auditor shall attend every meeting of the audit committee held during the term of office of the auditor if so requested by a member of the audit committee.

5.4   Advisory Bodies

        The board may from time to time appoint such advisory bodies as the board deems advisable.

5.5   Procedure

        Unless otherwise determined by the board, each committee and advisory body shall have power to fix a quorum at not less than a majority of such committee's or body's members, to elect a chairman and to regulate procedure.

SECTION 6
OFFICERS

6.1   Appointment

        The board may from time to time appoint a president, one or more vice-presidents (to which title may be added words indicating seniority or function), secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One individual may hold more than one office. Subject to sections 6.2 and 6.3, an officer may, but need not be, a director.

6.2   Chairman of the Board

        The board may from time to time also appoint a chairman of the board who shall be a director. If appointed, the board may assign to the chairman of the board any of the powers and duties that are by any provisions of this by-law assigned to the managing director or to the president. Subject to the Act, the chairman of the board shall have such other powers and duties as the board may specify or as are incidental to such office.

6.3   Managing Director

        The board may from time to time also appoint a managing director who shall be a director. If appointed, the managing director shall, subject to the Act and the authority of the board, have general supervision of the business and affairs of the Corporation. Subject to the Act, the managing director shall have such other powers and duties as the board may specify or as are incidental to such office.

6.4   President

        The president shall have such powers and duties as the board may specify or as are incidental to such office.

6.5   Vice-President

        A vice-president shall have such powers and duties as the board may specify or as are incidental to such office.

6.6   Secretary

        Unless otherwise determined by the board, the secretary shall be the secretary of all meetings of the board, shareholders and committees that the secretary attends. The secretary shall enter, or cause to be entered, in records kept for that purpose minutes of all proceedings at meetings of the board, shareholders and committees, whether or not the secretary attends such meetings.

        The secretary shall give, or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees. The secretary shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose. The secretary shall have such other powers and duties as the board may specify or as are incidental to such office.

6.7   Treasurer

        The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The treasurer shall render to the board whenever required an account of all the treasurer's transactions as treasurer and of the financial position of the Corporation. The treasurer shall have such other powers and duties as the board may specify or as are incidental to such office.

6.8   Powers and Duties of Officers

        Subject to the Act, the powers and duties of all officers (aside from the chairman of the board, the managing director and the president, whose powers and duties are to be specified only by the board) shall be such as the terms of their engagement call for or as the board or chief executive officer may specify. The board or the chief executive officer may, from time to time and subject to the Act, vary, add to or limit the powers and duties of any officer (aside from the chairman of the board, the managing director and the president, whose powers and duties are to be varied, added to or limited only by the board). Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.9   Term of Office

        The board, in its discretion, or the president, in the president's discretion, may remove any officer. Otherwise each officer appointed by the board shall hold office until such officer's successor is appointed or until such officer's earlier resignation.

6.10 Agents and Attorneys

        Subject to the Act, the board may from time to time appoint agents or attorneys for the Corporation in or outside Ontario with such powers of management, administration or otherwise (including the power to sub-delegate) as the board may determine.

6.11 Conflict of Interest

        Each officer is subject to the disclosure requirements for directors provided in section 4.19.

SECTION 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1   Standard of Care

        Every director and officer in exercising the powers and discharging the duties of such director or officer shall, (i) act honestly and in good faith with a view to the best interests of the Corporation, and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

7.2   Limitation of Liability

        Subject to section 7.1, and provided that nothing in this section 7.2 shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof, no director or officer shall be liable, (i) for the acts, receipts, neglects or defaults of any other director, officer or employee, (ii) for joining in any receipt or other act for conformity, (iii) for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, (iv) for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, (v) for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation are deposited, (vi) for any loss occasioned by any error of judgment or oversight on such director's or officer's part, or (vii) for any other loss, damage or misfortune which happens in the execution of the duties of the office or in relation thereto.

7.3   Indemnity

        Subject to section 136 of the Act, the Corporation shall indemnify a director or officer, a former director or officer, or an individual who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and such individual's heirs and legal representatives. The indemnification shall be against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such individual in respect of any civil, criminal or administrative action or proceeding to which such individual is made a party by reason of being or having been a director or officer of the Corporation or body corporate. The Corporation shall provide such indemnification only if:

  (a)
  such individual acted honestly and in good faith with a view to the best interests of the Corporation; and

  (b)
  in the case of a criminal or administrative action or proceeding enforced by a monetary penalty, such individual had reasonable grounds for believing that the impugned conduct was lawful.

The Corporation shall also indemnify such individual in such other circumstances as the Act or law permits or requires. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity, apart from under this section 7.3, to the extent permitted by the Act or law.

7.4   Insurance

        Subject to the Act, the Corporation may purchase and maintain such insurance for the benefit of any individual referred to in section 7.3 as the board may from time to time determine.

SECTION 8
SHARES

8.1   Issuance

        Subject to the Act and the Corporation's articles, the board may from time to time issue or grant options to purchase, or rights to acquire, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid.

8.2   Commissions

        The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of that person's purchasing, or agreeing to purchase, shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3   Register of Transfer

        The Corporation shall cause to be kept a register of transfers in which all transfers of securities issued by the Corporation in registered form, and the date and other particulars of each transfer, shall be set out.

8.4   Securities Records

        The Corporation shall prepare and maintain, at its registered office or at any other place in Ontario designated by the board, a securities register in which the Corporation records the securities issued by the Corporation in registered form, showing with respect to each class or series of securities:

  (a)
  the names, alphabetically arranged, of persons who, (i) are or have been within six years registered as shareholders of the Corporation, the address including the street and number, if any, of every such person while a holder, and the number and class or series of shares registered in the name of such holder, (ii) are or have been within six years registered as holders of debt obligations of the Corporation, the address including the street and number, if any, of every such person while a holder, and the class or series and principal amount of the debt obligations registered in the name of such holder, or (iii) are or have been within six years registered as holders of warrants of the Corporation, other than warrants exercisable within one year from the date of issue, the address including the street and number, if any, of every such person while a registered holder, and the class or series and number of warrants registered in the name of such holder; and

  (b)
  the date and particulars of the issue of each security and warrant.

8.5   Transfer Agents

        For each class of securities and warrants issued by the Corporation, the directors may from time to time by resolution appoint or remove:

  (a)
  a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers; and

  (b)
  a registrar, trustee or agent to maintain a record of issued security certificates and warrants.

Subject to section 48 of the Act (concerning conflict of interest), one person may be appointed for the purposes of both sections 8.6(a) and 8.6(b) in respect of all securities and warrants of the Corporation or any class or classes thereof.

8.6   Non-recognition of Trusts

        Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.7   Deceased Shareholders

        In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect of the death or to make any dividend or other payments in respect of the share except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION 9
DIVIDENDS AND RIGHTS

9.1   Dividends

        Subject to the Act and the Corporation's articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.

9.2   Dividend Cheques

        A dividend payable in money may be paid in Canadian dollars or in any equivalent amount in any other currency, at the discretion of the board, and shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which the dividend has been declared. The cheque shall be mailed by prepaid ordinary mail to the registered holder at such holder's recorded address, unless the holder otherwise directs.

        In the case of joint holders the cheque shall, unless the joint holders otherwise direct, be made payable to the order of all the joint holders and, if more than one address is recorded in the Corporation's securities register in respect of such joint holding, the cheque shall be mailed to the first address so appearing.

        The mailing of a dividend cheque, unless the cheque is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to, and does, withhold.

9.3   Non-Receipt or Loss of Cheque

        In the event of non-receipt of any dividend cheque by the person to whom the cheque is sent, the Corporation shall issue a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.4   Record Date for Dividends and Rights

        The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of the dividend or to exercise the right to subscribe for those securities.

        Notice of any such record date shall be given not fewer than seven days before the record date in the manner provided by the Act. If no such record date is so fixed, such record date shall be at the close of business on the day on which the resolution relating to the dividend or right to subscribe is passed by the board.

9.5   Unclaimed Dividends

        Any dividend unclaimed after a period of six years from the date on which the dividend was declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION 10
MEETINGS OF SHAREHOLDERS

10.1 Annual Meetings

        The board or any director may call the annual meeting of shareholders and, subject to section 10.2, at such place as the board may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before an annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2 Special Meetings

        The board or any director may call a special meeting of shareholders at any time.

10.3 Place of Meetings

        Subject to the Corporation's articles, each meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

10.4 Notice of Meetings

        Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 11 not fewer than 21 nor more than 50 days before the date of the meeting to each director, to the auditor of the Corporation, and to each shareholder entitled to vote at the meeting.

        All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the minutes of an earlier meeting, the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, is deemed to be special business. Notice of a meeting of shareholders at which special business is to be transacted shall state or be accompanied by a statement of:

  (a)
  the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and

  (b)
  the text of any special resolution or by-law to be submitted to the meeting.

10.5 List of Shareholders Entitled to Notice

        For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder.

        If a record date for the meeting is fixed pursuant to section 10.6, such list shall be prepared as of such record date and not later than 10 days after such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given. If no such notice is given, the shareholders listed shall be those registered at the opening of business on the day on which the meeting is held.

        The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.6 Record Date for Notice

        The board may fix in advance a date preceding the date of any meeting of shareholders, by not fewer than 30 and not more than 60 days, as a record date for the determination of the shareholders entitled to notice of the meeting. Notice of any such record date shall be given not fewer than seven days before the record date in accordance with the Act.

        If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting of shareholders shall be at the close of business on the day preceding the day on which the notice is given. If no such notice is given, the shareholders entitled to notice are those registered as shareholders at the opening of business on the day on which the meeting is held.

10.7 Meetings Without Notice

        A meeting of shareholders may be held without notice at any time and place permitted by the Act:

  (a)
  if all the shareholders entitled to vote at the meeting are present in person or duly represented or if those not present or represented waive notice of, or otherwise consent to, the meeting being held; and

  (b)
  if the auditors and the directors are present in person or waive notice of, or otherwise consent to, the meeting being held.

At such a meeting any business may be transacted which the Corporation may transact at a meeting of shareholders.

10.8 Chairman, Secretary and Scrutineers

        The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and present at the meeting: chairman of the board, managing director, president, or a vice-president. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent from any meeting of the shareholders, the chairman of the meeting shall appoint an individual, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman of the meeting, with the consent of the meeting.

10.9 Persons Entitled to be Present

        The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote at the meeting, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the Corporation's articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.10  Quorum

        A quorum for the transaction of business at any meeting of shareholders shall be two individuals present in person, each being a shareholder or a proxyholder entitled to vote at the meeting, holding or representing, in the aggregate, at least 25% of the issued shares of the Corporation enjoying voting rights at such meeting.

        If a quorum is present at the opening of any meeting of shareholders, the shareholders and proxyholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

        If a quorum is not present at the time appointed for the meeting of shareholders, or within such reasonable time after that as the shareholders and proxyholders present may determine, the shareholders and proxyholders present may adjourn the meeting to a fixed time and place, but may not transact any other business.

10.11  Right to Vote

        Every person named in the list referred to in section 10.5 shall be entitled to vote the shares shown on the list opposite such person's name at the meeting to which the list relates.

10.12  Proxyholders and Representatives

        Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, as such shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy.

        A proxy shall be in written or printed format or a format generated by telephonic or electronic means and becomes a proxy when completed and signed in writing or by electronic signature by the shareholder or his attorney authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

        The authority of such officer or attorney shall be established by depositing with the Corporation a certified copy of the instrument of the body corporate authorizing such officer or attorney to sign such proxy, or in such other manner as may be satisfactory to the secretary of the meeting or the chairman of the meeting. If a proxy or document authorizing an attorney is signed by electronic signature, the means of electronic signature shall permit a reliable determination that the proxy or document was created or communicated by or on behalf of the shareholder or the attorney, as the case may be.

        In the case of a proxy appointing a proxyholder to attend and act at a meeting of shareholders, the proxy ceases to be valid one year from the date of the proxy.

        Alternatively, if the shareholder is a body corporate or association, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent such body corporate or association at the meeting of shareholders. For the purpose of this by-law, such authorized individual will be considered to be a proxyholder.

        The authority of such authorized representative shall be established by depositing with the Corporation a certified copy of the body corporate's authorizing resolution, or in such other manner as may be satisfactory to the secretary of the meeting or the chairman of the meeting.

        The Corporation shall, concurrently with or prior to sending notice of a meeting of shareholders, send a form of proxy to each shareholder who is entitled to receive notice of the meeting.

10.13  Time for Deposit of Proxies

        The board may fix a time not exceeding 48 hours, excluding non-business days, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at the meeting must be deposited with the Corporation or its agent. Any time so fixed shall be specified in the notice calling the meeting.

        A proxy may be acted on only if, (i) before the time so specified, the proxy was deposited with the Corporation, or its agent specified in the notice, or (ii) no such time was specified in the notice and the proxy was delivered to the secretary of the meeting or the chairman of the meeting before the time of voting.

10.14  Joint Shareholders

        Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote in respect of such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

10.15  Votes to Govern

        At any meeting of shareholders every question shall, unless otherwise required by the Corporation's articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot, the chairman of the meeting shall not be entitled to a second or casting vote.

10.16  Show of Hands

        Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot is demanded in accordance with section 10.17. On a show of hands, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands has been taken on a question, unless a ballot is demanded in accordance with section 10.17, a declaration by the chairman of the meeting that the vote on the question, (i) has been carried, (ii) has been carried by a particular majority, or (iii) has not been carried, and an entry to that effect in the minutes of the meeting shall be prima facie evidence, (A) as proof of the fact of the number, or proportion of, the votes recorded in favour of, or against, any resolution or other proceeding in respect of the question, and (B) that the result of the vote so taken is the decision of the shareholders on the question.

10.17  Ballots

        On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken, the chairman of the meeting, or any person who is present and entitled to vote on the question at the meeting, may demand a ballot. A ballot so demanded shall be taken in such manner as the chairman of the meeting shall direct. A demand for a ballot may be withdrawn at any time before the taking of the ballot. If a ballot is taken, each shareholder and proxyholder present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the Corporation's articles. The result of the ballot so taken shall be the decision of the shareholders on the question.

10.18  Adjournment

        The chairman of a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. No notice of such adjournment need be given to the shareholders unless the meeting is adjourned by one or more adjournments for an aggregate of 30 days or more, in which case, subject to the Act, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate or more than 90 days, section 111 of the Act (concerning the mandatory solicitation of proxies) does not apply.

        Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum of shareholders and/or proxyholders is present thereat. The shareholders and/or proxyholders who formed a quorum at the original meeting are not required to form a quorum at the adjourned meeting. If there is no quorum of shareholders and/or proxyholders present at the adjourned meeting, the original meeting shall be deemed to have terminated at its adjournment.

        Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

SECTION 11
NOTICES

11.1 Method of Giving Notices

        Any notice (which term in this Section 11 includes any communication or document) to be given (which term in this Section 11 includes sent, delivered or served) pursuant to the Act, the Corporation's articles, the by-laws or otherwise to a shareholder, director, officer or auditor of the Corporation shall be sufficiently given if, (i) delivered personally to such person, (ii) mailed by prepaid mail to such person at such person's recorded address, (iii) sent to such person at such person's recorded address by any means of prepaid transmitted or recorded communication, or (iv) transmitted by facsimile to such person at such person's recorded address.

        A notice which is delivered personally is deemed to be given when received. A notice which is mailed is deemed to have been given on the fifth day after the notice is deposited in a post office or public letter box. A notice which is sent by means of transmitted or recorded communication is deemed to have been given when dispatched or delivered to the appropriate communications company or agency or its representative for dispatch. A notice transmitted by facsimile is deemed to have been given when the Corporation generates a facsimile confirmation slip which discloses that the notice was transmitted to a number known by the Corporation to be used by the person to whom the facsimile is transmitted.

        The secretary may change, or cause to be changed, the recorded address or facsimile number of any shareholder, director, officer or auditor in accordance with any information believed by the secretary to be reliable.

        A certificate of any officer, in office at the time of making the certificate, or agent of the Corporation, as to the facts in relation to the giving of any notice or the publication of any notice shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer and auditor of the Corporation.

        The signature of any director or officer to any notice may be written, printed or otherwise mechanically reproduced.

11.2 Notice to Joint Shareholders

        If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of those persons shall be sufficient notice to all such persons.

11.3 Computation of Time

        In computing the period of days when notice must be given under any section of this by-law requiring a specified number of days' notice of any meeting or other event, the period shall commence on the day following the sending of such notice and shall terminate at midnight of the last day of the period, except that if the last day of the period falls on a non-business day, the period shall terminate at midnight on the day next following that is not a non-business day.

11.4 Undelivered Notices

        If any notice given to a shareholder pursuant to section 11.1 is returned on three consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to that shareholder until the Corporation is informed in writing of the shareholder's new address.

11.5 Omissions and Errors

        The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee or the non-receipt of any notice by any such person or any error in any notice not affecting the substance of the notice shall not invalidate any action taken at any meeting held pursuant to the notice, or otherwise founded thereon.

11.6 Persons Entitled by Death or Operation of Law

        Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, becomes entitled to any share, shall be bound by every notice in respect of the share which has been duly given to the shareholder from whom the person derives title to such share before that person's name and address was entered on the securities register (whether the notice was given before or after the happening of the event on which that person became so entitled) and before that person furnished the Corporation with the proof of authority or evidence of entitlement prescribed by the Act.

11.7 Waiver of Notice

        Any shareholder, proxyholder, other person entitled to attend a meeting of shareholders, director, officer, auditor or member of a committee may at any time waive any notice, or waive or abridge the time for any notice, required to be given to that person under the Act, the Corporation's articles, the by-laws or otherwise. Any such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of the notice, as the case may be. Any such waiver or abridgement shall be in writing, except a waiver of notice of a meeting of shareholders, the board or a committee, which may be given in any manner.

        Attendance of a director at a meeting of directors or attendance of a shareholder, proxyholder, or any other person entitled to attend a meeting of shareholders, at a meeting of shareholders is a waiver of notice of the meeting except where such director, shareholder, proxyholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

SECTION 12
EFFECTIVE DATE

12.1 Effective Date

        This by-law shall come into force when made by the board in accordance with the Act.

12.2 Repeal

        All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. The repeal shall not affect, (i) the previous operation of any by-law so repealed, (ii) the validity of any act done or right, privilege, obligation or liability acquired or incurred under, (iii) the validity of any contract or agreement made pursuant to, and (iv) the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law before its repeal. All officers and other persons acting under any by-law so repealed shall continue to act as if appointed under this by-law and all resolutions of the shareholders or the board or a committee with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

MADE by the Board on March 5, 2009.

President
Secretary

CONFIRMED by the shareholders in accordance with the Act on April 30, 2009.

Secretary

QuickLinks

NOTICE OF 2009 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS
SECTION 1: VOTING INFORMATION
SECTION 2: BUSINESS OF THE MEETING
  Election of Directors
  Majority Voting Policy
  Appointment of Auditors
  Financial Statements
  Amendments to Employee Share Purchase Plan
  Amendments to Stock Option Plan
  Confirmation of Amended and Restated By-Laws
SECTION 3: COMPENSATION AND OTHER INFORMATION
  Compensation Discussion & Analysis
  Performance Graph
  Compensation of Officers
  Compensation of Directors and Other Information
  Indebtedness of Directors, Executive Officers and Senior Officers
  Additional Items
APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX B EMPLOYEE SHARE PURCHASE PLAN RESOLUTION
APPENDIX C AMENDED AND RESTATED INCENTIVE SHARE PURCHASE PLAN
APPENDIX D STOCK OPTION PLAN RESOLUTION
APPENDIX E AMENDED AND RESTATED EMPLOYEE STOCK OPTION PLAN
APPENDIX F BY-LAWS RESOLUTION
APPENDIX G AMENDED AND RESTATED BY-LAWS OF THE COMPANY BY-LAW NO. 1 (AS AMENDED)
Contents
SECTION 1 INTERPRETATION
SECTION 2 BUSINESS OF THE CORPORATION
SECTION 3 BORROWING AND SECURITY
SECTION 4 DIRECTORS
SECTION 5 COMMITTEES
SECTION 6 OFFICERS
SECTION 7 PROTECTION OF DIRECTORS, OFFICERS AND OTHERS
SECTION 8 SHARES
SECTION 9 DIVIDENDS AND RIGHTS
SECTION 10 MEETINGS OF SHAREHOLDERS
SECTION 11 NOTICES
SECTION 12 EFFECTIVE DATE